AMENDED AND RESTATED ARRANGEMENT AGREEMENT

between

ROLLING THUNDER EXPLORATION LTD.

and

SAN TELMO ENERGY LTD.

________________________________________

Dated November 14, 2005

________________________________________

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Number and Gender	2
1.3	Deemed Currency	10
1.4	Interpretation	10
1.5	Article References	10
1.6	Date for any Action	10
1.7	Governing Law	10
1.8	Attornment	10
1.9	Accounting Matters	11
1.10	Material	11
1.11	Disclosure	11
1.12	Incorporation of Schedules	11
ARTICLE 2 THE ARRANGEMENT		12
2.1	General	12
2.2	Implementation Steps by San Telmo	12
2.3	Implementation Steps by Rolling Thunder	13
2.4	Petition	14
2.5	Special Meetings	15
2.6	Information Circular	15
2.7	Board Recommendations and Fairness Opinions	16
2.8	Dissenting Securities	17
2.9	Final Order	17
2.10	Shareholder Support Agreements	18
2.11	Stock Exchange Listing	18
ARTICLE 3 PUBLICITY		18
3.1	Publicity	18
ARTICLE 4 REPRESENTATIONS AND WARRANTIES		19
4.1	With Respect to Rolling Thunder	19
4.2	With Respect to San Telmo	19
ARTICLE 5 COVENANTS OF SAN TELMO		19
5.1	Covenants of San Telmo	19
5.2	Recommendation of San Telmo Board of Directors	25
5.3	San Telmo Covenant Regarding Non-Solicitation	26
5.4	Notice of Superior Proposal Determination	28
5.5	Access to Information	28
5.6	Merger of Covenants	29
ARTICLE 6 COVENANTS OF ROLLING THUNDER		29
6.1	Covenants of Rolling Thunder	29
6.2	Recommendation of the Rolling Thunder Board of Directors	35
6.3	Access to Information	36
6.4	Merger of Covenants	36

ARTICLE 7 CONDITIONS PRECEDENT TO OBLIGATIONS		36
7.1	Conditions Precedent to Obligations of San Telmo	36
7.2	Conditions Precedent to Obligations of Rolling Thunder	39
7.3	Notice and Cure Provisions	42
ARTICLE 8 AGREEMENT AS TO NON-COMPLETION FEE		42
8.1	Rolling Thunder Non-Completion Fee	42
8.2	San Telmo Non-Completion Fee	43
8.3	Liquidated Damages	43
8.4	Limited Remedy	44
ARTICLE 9 TERMINATION, AMENDMENT AND WAIVER		44
9.1	Termination	44
9.2	Effect of Termination	45
9.3	Amendment	45
9.4	Waiver	45
ARTICLE 10 CLOSING		45
10.1	Closing Date	45
10.2	Effect of Closing	46
10.3	Place of Closing	46
10.4	Other Closing Matters	46
ARTICLE 11 GENERAL PROVISIONS		46
11.1	Notices	46
11.2	Time of Essence	47
11.3	Entire Agreement	47
11.4	Assignment	47
11.5	Expenses	47
11.6	Binding Effect	48
11.7	Further Assurances	48
11.8	Severability	48
11.9	Counterpart Execution	48

SCHEDULE A	-	PLAN OF ARRANGEMENT
SCHEDULE B	-	FORM OF SHAREHOLDER SUPPORT AGREEMENTS
SCHEDULE C	-	FORM OF JOINT NEWS RELEASE
SCHEDULE D	-	REPRESENTATIONS AND WARRANTIES OF ROLLING THUNDER
SCHEDULE E	-	REPRESENTATIONS AND WARRANTIES OF SAN TELMO

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

MEMORANDUM OF AGREEMENT made and entered into as of November 14, 2005,

BETWEEN:

ROLLING THUNDER EXPLORATION LTD., a body corporate existing under the laws of the Province of Alberta with its head office in the City of Calgary, in the Province of Alberta (hereinafter called "Rolling Thunder")

AND

SAN TELMO ENERGY LTD., a body corporate existing under the laws of the Province of British Columbia with its head office in the City of Vancouver, in the Province of British Columbia  (hereinafter called "San Telmo")

WHEREAS upon the terms and subject to the conditions set out in this Agreement, the Parties intend to effect a business combination transaction whereby, among other things, Rolling Thunder and San Telmo will amalgamate into an Alberta corporation ("NewCo") and the holders of San Telmo Shares will tender their San Telmo Shares for consideration consisting of cash and NewCo Class A Shares, subject to maximum aggregate cash consideration of $5,000,000, and the holders of Rolling Thunder Class A Shares and Rolling Thunder Class B Shares will tender their Rolling Thunder Class A Shares and Rolling Thunder Class B Shares, respectively, for consideration consisting of NewCo Class A Shares and NewCo Class B Shares;

AND WHEREAS the board of directors of San Telmo has, after having received a fairness opinion from Sayer Securities Limited: (i) determined that the transactions contemplated by this Agreement are fair and in the best interests of San Telmo and the San Telmo Securityholders; (ii) approved this Agreement and the transactions contemplated hereby; and (iii) determined to recommend that the San Telmo Securityholders vote in favour of the transactions contemplated by this Agreement;

AND WHEREAS the board of directors of Rolling Thunder has, after having received a fairness opinion from Acumen Capital Finance Partners Limited: (i) determined that the transactions contemplated by this Agreement are fair and in the best interests of Rolling Thunder and the Rolling Thunder Securityholders; (ii) approved this Agreement and the transactions contemplated hereby; and (iii) determined to recommend that the Rolling Thunder Securityholders vote in favour of the transactions contemplated by this Agreement;

AND WHEREAS concurrently with the execution of this Agreement, and as a condition of, and inducement to, the willingness of each Party to enter into this Agreement:

have entered into support agreements substantially in the form of Schedule B annexed hereto;

AND WHEREAS in furtherance of the transactions contemplated by this Agreement, this Agreement provides for the Arrangement, and the board of directors of San Telmo has resolved to submit the Continuance to the San Telmo Shareholders and the Plan of Arrangement and the Arrangement Resolution to the San Telmo Securityholders at the San Telmo Meeting, and the board of directors of Rolling Thunder has resolved to submit the Plan of Arrangement and the Arrangement Resolution to the Rolling Thunder Securityholders at the Rolling Thunder Meeting and the Parties will jointly submit the Plan of Arrangement to the Court;

AND WHEREAS it is intended that the Arrangement be effected under section 193 of the ABCA pursuant to the Plan of Arrangement and upon the terms and subject to the conditions set forth herein;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions

In this Agreement, including the recitals hereto, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9;

"Acquisition Proposal" means any bona fide proposal with respect to: (i) any merger, amalgamation, arrangement, share exchange, take-over bid, tender offer, recapitalization, consolidation or business combination involving San Telmo or any of its subsidiaries; (ii) any acquisition by any Person of assets representing more than 20% of the book value (on a consolidated basis) of the assets of San Telmo and its subsidiaries (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale) in a single transaction or a series of related transactions; (iii) any acquisition by any Person of beneficial ownership of more than 20% of the issued and outstanding San Telmo Shares or other securities of San Telmo or any of its subsidiaries then outstanding; and (iv) any acquisition by San Telmo or any of its subsidiaries of a material amount or proportion of the assets or securities of another Person in a single transaction or a series of related transactions or similar transactions involving San Telmo or any of its subsidiaries, or a proposal to do so, or public announcement of its intention to close, excluding the transactions contemplated by this Agreement;

"Agreement", "this Agreement", "herein", "hereto", and "hereof" and similar expressions refer to this Arrangement Agreement, as the same may be amended or supplemented from time to time, and where applicable, to the appropriate Schedule hereto;

"AJM" means AJM Petroleum Consultants Ltd., Calgary, Alberta;

"AJM Report" means the report dated effective April 30, 2005 prepared by AJM, evaluating certain of San Telmo's oil, natural gas liquids and natural gas reserves and the estimated future cash flow from such reserves;

"Arrangement" means the arrangement to be effected under section 193 of the ABCA on the terms and subject to the conditions set out in the Plan of Arrangement, as supplemented, modified or amended;

"Arrangement Resolution" means: (i) in the case of Rolling Thunder, the special resolution in respect of the Arrangement to be considered at the Rolling Thunder Meeting, the full text of which is attached as Appendix "A" to the Information Circular; and (ii) in the case of San Telmo, the special resolution in respect of the Arrangement to be considered at the San Telmo Meeting, the full text of which is attached as Appendix "B" to the Information Circular;

"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

"Articles of Continuance" means the articles of continuance of San Telmo in respect of the Continuance that are required to be filed with the Registrar prior to receipt of the Final Order;

"Assessment" shall mean an assessment, reassessment or any other formal claim made by any Taxation Authority for, or in respect of, Taxes;

"BCBCA" means the Business Corporations Act, S.B.C. 2002, c. 57;

"Business Day" means any day excepting a Saturday, Sunday or statutory holiday in the Province of Alberta;

"Cash Consideration" has the meaning ascribed to such term in the Plan of Arrangement;

"CDE" means Canadian development expense, within the meaning of the Tax Act;

"CEE" means Canadian exploration expense, within the meaning of the Tax Act;

"Certificate" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, giving effect to the Arrangement;

"Closing" has the meaning ascribed to such term in Section 10.3;

"COGPE" means the Canadian oil and gas property expense, within the meaning of the Tax Act;

"Confidentiality Agreement" means the confidentiality agreement dated September 9, 2005 between Rolling Thunder and San Telmo;

"Continuance" means the continuance of San Telmo into the Province of Alberta pursuant to section 188 of the ABCA;

"Corporate Laws" means all applicable corporate laws, including the ABCA and the BCBCA;

"Court" means the Court of Queen's Bench of Alberta;

"Depositary" means the duly appointed depositary in respect of the Arrangement at its principal transfer office in Calgary, Alberta;

"Depreciable Property" means depreciable property within the meaning of subsection 248(1) of the Tax Act;

"Dissent Rights" means the rights of dissent in respect of the Arrangement Resolution provided in Section 4.1 of the Plan of Arrangement and the Interim Order;

"Effective Date" means the date shown on the Certificate;

"Effective Time" means the time on the Effective Date at which the Articles of Arrangement are filed with the Registrar;

"Election Deadline" has the meaning ascribed to such term in the Plan of Arrangement;

"Fair Market Value" has the meaning ascribed to such term in the Plan of Arrangement;

"FEDE" means foreign exploration and development expenses, within the meaning of the Tax Act;

"Final Order" means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time and from time to time prior to the Effective Time;

"Governmental Entity" means any: (i) national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) subdivision, agent, commission, board or authority of any of the foregoing; or (iii) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"In-the-Money Option" has the meaning ascribed to such term in the Plan of Arrangement;

"Information Circular" has the meaning ascribed to such term in Section 2.6;

"Interim Order" means the interim order of the Court in relation to the Arrangement, as such order may be amended by the Court at any time and from time to time;

"Laws" means all statutes, regulations, statutory rules, orders, judgements, decrees and terms and conditions of any grant of approval, permission, authority, permit or license of any court, Governmental Entity (including the TSX Venture Exchange), statutory body or self-regulatory authority and the term "applicable" with respect of such Laws and in the context that refers to one or more Persons means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"Letter of Transmittal and Election Form" has the meaning ascribed to such term in the Plan of Arrangement;

"Material Adverse Change" means any change, condition, event or development in the business, operations, quantity of reserves, rates of production, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities or privileges, whether contractual or otherwise, of Rolling Thunder or San Telmo, as applicable, that is, or could reasonably be expected to have, a Material Adverse Effect;

"Material Adverse Effect" means an effect that is or would reasonably be expected to be materially adverse to the financial condition, quantity of reserves, operations (including rates of production and/or sales of oil, gas and natural gas liquids), assets, liabilities, or business of Rolling Thunder or San Telmo, as applicable, provided that a Material Adverse Effect shall not include an adverse effect (or any condition, event or development involving a prospective effect) in any of the foregoing that arises or results from: (i) the announcement of the transactions contemplated by the Arrangement; (ii) conditions affecting the oil and gas industry generally; (iii) general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (iv) any change in the market price of crude oil, natural gas or related hydrocarbons;

"NewCo" means an Alberta corporation resulting from the amalgamation of Rolling Thunder and San Telmo in accordance with the Plan of Arrangement;

"NewCo Class A Shares" means class A common shares of NewCo;

"NewCo Class B Shares" means class B common shares of NewCo;

"NewCo Options" means options to acquire NewCo Class A Shares under the NewCo Stock Option Plan;

"NewCo Preferred Shares" means non-voting redeemable preferred shares of NewCo having the terms set forth in Schedule A to the Plan of Arrangement;

"NewCo Securities" means, collectively, the NewCo Class A Shares, NewCo Class B Shares, NewCo Preferred Shares and NewCo Options;

"NewCo Stock Option Plan" means the stock option plan of NewCo, which shall be the same as the Rolling Thunder Stock Option Plan;

"Officer Obligations" means any obligations or liabilities of San Telmo to pay any amount to its officers, directors, employees or consultants, other than for salary or directors' fees in the ordinary course, in each case in amounts consistent with historic practices, and obligations or liabilities in respect of insurance or indemnification contemplated by this Agreement or arising in the ordinary and usual course of business and subject to Corporate Laws and, without limiting the generality of the foregoing, Officer Obligations shall include the obligations of San Telmo to officers, employees or consultants for: (i) severance, termination or other payments on or in connection with the change of control of San Telmo pursuant to any executive involuntary severance and termination agreements in the case of officers and pursuant to San Telmo's severance policy in the case of employees; (ii) retention bonus payments pursuant to any retention bonus program; and (iii) commissions, bonuses or other amounts payable to any employees, officers, directors or consultants in connection with acquisitions by San Telmo, including in connection with the Arrangement, with the aggregate amounts of (i), (ii) and (iii) above, as disclosed in writing to Rolling Thunder, to be $300,000;

"Option Value" has the meaning ascribed to such term in the Plan of Arrangement;

"Parties" means, collectively, San Telmo and Rolling Thunder, and "Party" means any one of them;

"Per Security Consideration" means:

(i)

in the case of San Telmo Shares in respect of which a San Telmo Shareholder has delivered to the Depositary, in accordance with section 3.3 of the Plan of Arrangement, a validly completed Letter of Transmittal and Election Form on or prior to the Election Deadline electing to receive Cash Consideration in exchange for such San Telmo Shares, one NewCo Preferred Share for each such San Telmo Share, subject to reduction in accordance with section 3.4 of the Plan of Arrangement in respect of the aggregate amount of Cash Consideration to be delivered;

(ii)

in the case of San Telmo Shares in respect of which a San Telmo Shareholder has delivered to the Depositary, in accordance with section 3.3 of the Plan of Arrangement, a validly completed Letter of Transmittal and Election Form on or prior to the Election Deadline electing to receive NewCo Class A Shares in exchange for such San Telmo Shares or has not delivered to the Depositary a validly completed Letter of Transmittal and Election Form on or prior to the Election Deadline, 0.5 of a NewCo Class A Share for each such San Telmo Share;

(iii)

in the case of San Telmo Options that are In-the-Money Options, 0.5 of a NewCo Option having an exercise price per NewCo Class A Share equal to the difference between (a) the Fair Market Value of a NewCo Class A Share determined immediately after the Effective Time and (b) two times the Option Value of the San Telmo Option for which such NewCo Option was exchanged hereunder, and having an expiry date that is 120 days following the Effective Date;

(iv)

in the case of San Telmo Options other than In-the-Money Options, 0.5 of a NewCo Option having an exercise price per NewCo Class A Share equal to two times the exercise price of the applicable San Telmo Option and having an expiry date that is 120 days following the Effective Date;

(v)

in the case of Rolling Thunder Class A Shares, one NewCo Class A Share for each Rolling Thunder Class A Share;

(vi)

in the case of Rolling Thunder Class B Shares, one NewCo Class B Share for each Rolling Thunder Class B Share; and

(vii)

in the case of Rolling Thunder Options, one NewCo Option having the same exercise price per NewCo Class A Share and expiry date as the applicable Rolling Thunder Option;

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"Plan of Arrangement" or "Plan" means the Plan of Arrangement attached as Schedule A hereto as amended or supplemented from time to time;

"Registrar" means the Registrar of Corporations under the ABCA;

"Representatives", with respect to San Telmo, has the meaning ascribed to such term in Section 5.5 and/or with respect to Rolling Thunder, has the meaning ascribed to such term in Section 6.2;

"Returns" means all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

"Rolling Thunder" means Rolling Thunder Exploration Ltd.;

"Rolling Thunder Agents' Options" means the outstanding options to purchase an aggregate of 495,000 Rolling Thunder Class A Shares at a price of $1.00 per share exercisable at any time on or before December 31, 2006;

"Rolling Thunder Class A Shares" means class A shares in the capital of Rolling Thunder;

"Rolling Thunder Class B Shares" means class B shares in the capital of Rolling Thunder;

"Rolling Thunder Governing Documents" means, collectively, the Certificate of Amendment and Registration of Restated Articles dated May 16, 2005; the Articles of Amendment dated May 16, 2005; the Certificate and Articles of Incorporation of Rolling Thunder dated March 24, 2005; and By-Law No. 1 and By-Law No. 2 of Rolling Thunder dated March 24, 2005;

"Rolling Thunder Meeting" means the special meeting of the Rolling Thunder Securityholders called to consider and vote upon the Arrangement;

"Rolling Thunder Options" means options to acquire Rolling Thunder Class A Shares under the Rolling Thunder Stock Option Plan;

"Rolling Thunder Securities" means, collectively, the Rolling Thunder Class A Shares, Rolling Thunder Class B Shares and Rolling Thunder Options;

"Rolling Thunder Securityholders" means the holders of Rolling Thunder Securities;

"Rolling Thunder Shareholders" means, collectively, the holders of Rolling Thunder Class A Shares and the holders of Rolling Thunder Class B Shares;

"Rolling Thunder Shares" means, collectively, the Rolling Thunder Class A Shares and the Rolling Thunder Class B Shares;

"Rolling Thunder Stock Option Plan" means the stock option plan of Rolling Thunder;

"San Telmo" means San Telmo Energy Ltd.;

"San Telmo Governing Documents" means, collectively, the certificate of incorporation and articles of San Telmo (formerly 528631 B.C. Ltd.) dated October 7, 1996, certificate of name change dated January 31, 1997, certificate of name change dated August 15, 2002 and Notice of Articles dated October 22, 2004;

"San Telmo Meeting" means the special meeting of the San Telmo Shareholders called to consider and vote upon the Continuance and the special meeting of the San Telmo Securityholders called to consider and vote upon the Arrangement;

"San Telmo Optionholders" means the holders of San Telmo Options;

"San Telmo Options" means the outstanding options to acquire San Telmo Shares granted under the San Telmo Stock Option Plan;

"San Telmo Securities" means, collectively, the San Telmo Shares and San Telmo Options;

"San Telmo Securityholders" means, collectively, the holders of San Telmo Shares and San Telmo Options;

"San Telmo Shareholders" means the holders of San Telmo Shares;

"San Telmo Shares" means common shares in the capital of San Telmo;

"San Telmo Stock Option Plan" means the stock option plan of San Telmo dated October 17, 2005;

"San Telmo Warrants" means: (i) the common share purchase warrants entitling the holders thereof to purchase 213,262 San Telmo Shares on or before December 31, 2005 at an exercise price of $2.00 per share; and (ii) the common share purchase warrants entitling the holders thereof to purchase 1,620,000 San Telmo Shares on or before June 11, 2006 at an exercise price of $0.82 per share;

"Securities Authorities" means the appropriate securities commissions or similar regulatory authorities in Canada and each of the provinces and territories thereof and in the United States and each of the states thereof;

"Securities Laws" means any applicable Canadian provincial securities laws, United States securities laws, the "blue sky" or securities laws of the states of the United States and any other applicable securities law;

"Shareholder Support Agreements" means the agreements executed and delivered by Rolling Thunder Securityholders as contemplated in subsection 7.1(b), and by San Telmo Securityholders as contemplated in subsection 7.2(b), which shall be substantially in the form set forth in Schedule B;

"Superior Proposal" has the meaning ascribed to such term in subsection 5.3(b);

"Tax Act" means the Income Tax Act (Canada);

"Taxation Authority" means any government, agency or authority which is entitled to impose Taxes or to administer Taxes and shall, for greater certainty, include, but not be limited to, the federal government of Canada and of any country other than Canada and any provincial, country, municipal or other governmental subdivision within Canada;

"Taxes" means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, provincial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), capital, payroll and employee withholding taxes, labour taxes, unemployment insurance taxes, social insurance taxes, sales and use taxes, ad valorem taxes, value added taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or a subsidiary of a Party is required to pay, withhold or collect; and

"UCC" means undepreciated capital cost, within the meaning of subsection 13(21) of the Tax Act.

1.2

Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender include all genders; and words importing persons include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any Governmental Entity).

1.3

Deemed Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

1.4

Interpretation

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.  The Parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party will not be applicable in the interpretation of this Agreement.

1.5

Article References

Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the specified Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.6

Date for any Action

In the event that any date by or on which any action is required or permitted to be taken hereunder by any of the Parties is not a Business Day in the place where the action is required or permitted to be taken, such action shall be required to be taken by or on the next succeeding day which is a Business Day.

1.7

Governing Law

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

1.8

Attornment

The Parties hereby irrevocably and unconditionally consent to and submit to the courts of the Province of Alberta for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by single registered mail to the addresses of the Parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either Party in such court.  The Parties hereby irrevocably and unconditionally waive any objection to the choosing of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

1.9

Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles.

1.10

Material

The terms "material" and "materially" shall, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter, either individually or in the aggregate with other matters, would materially affect a Party or would significantly impede the ability to complete the Arrangement in accordance with this Agreement.

1.11

Disclosure

Where in this Agreement reference is made to disclosure in writing, or disclosed in writing, on or prior to the date hereof, such disclosure shall be made in writing in a separate memorandum, dated the date hereof and signed by a director or an officer of San Telmo or Rolling Thunder, as the case may be, and delivered to the other Party immediately prior to the execution of this Agreement.  Such disclosure memoranda, if any, shall make specific reference to the applicable Sections and paragraphs of this Agreement in respect of which such disclosure is made.

1.12

Incorporation of Schedules

The following Schedules are annexed to this Agreement and are hereby incorporated by reference into the Agreement and form part hereof;

Schedule A	Plan of Arrangement
Schedule B	Form of Shareholder Support Agreements
Schedule C	Form of Joint News Release
Schedule D	Representations and Warranties of Rolling Thunder
Schedule E	Representations and Warranties of San Telmo

ARTICLE 2
THE ARRANGEMENT

2.1

General

Subject to the terms and conditions of this Agreement, each of the Parties agrees to use its reasonable commercial efforts prior to the Effective Time to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to complete the transactions contemplated by this Agreement and the Plan of Arrangement.

2.2

Implementation Steps by San Telmo

(a)

San Telmo covenants in favour of Rolling Thunder that San Telmo shall:

(i)

as soon as reasonably practicable after the completion of the draft Information Circular and, in any event, on or before November 30, 2005, jointly, with Rolling Thunder, apply to the Court, under section 193 of the ABCA, for the Interim Order, providing for, among other things, the calling of the San Telmo Meeting and the Rolling Thunder Meeting, and thereafter proceed with and diligently seek the Interim Order;

(ii)

lawfully convene and hold the San Telmo Meeting for the purpose of considering the Continuance and the Arrangement Resolution (and for no other purpose unless approved in writing by Rolling Thunder, acting reasonably, as may be set out in the notice for such meeting) as soon as reasonably practicable and, in any event, on or before January 15, 2006;

(iii)

except to the extent required by a Governmental Entity or stock exchange having jurisdiction, not adjourn, postpone or cancel (or propose for adjournment, postponement or cancellation) the San Telmo Meeting without the prior written consent of Rolling Thunder, acting reasonably; and

(iv)

subject to obtaining any approvals as are required by the Interim Order, proceed with and diligently pursue the application to the Court for the Final Order.

(b)

Subsequent to the San Telmo Meeting and prior to obtaining the Final Order, San Telmo agrees that it shall:

(i)

file the Articles of Continuance with the Registrar; and

(ii)

obtain a certificate of continuance in that regard.

(c)

Subject to obtaining the Final Order, San Telmo agrees that it shall, jointly with Rolling Thunder, forthwith make such arrangements with the Registrar as may be necessary or desirable to: (i) file with the Registrar the Articles of Arrangement, the Plan of Arrangement and a certified copy of the Final Order; and (ii) obtain the Certificate.

(d)

In the event that there is a failure to obtain, or if Rolling Thunder or San Telmo reasonably anticipates that there will be a failure to obtain, a consent, order or other approval of a Governmental Entity required in connection with the approval of the Arrangement which has, or would have, the effect of impairing, in a material fashion, the tax structuring objectives that Rolling Thunder or San Telmo, as the case may be, is expecting to obtain by virtue of the manner in which the transactions contemplated herein have been structured, then San Telmo shall, upon the request of Rolling Thunder, use its reasonable commercial efforts to assist Rolling Thunder to successfully implement and complete any alternative transaction structure that does not have negative financial consequences for either Party and Rolling Thunder shall, upon the request of San Telmo, use its reasonable commercial efforts to assist San Telmo to successfully implement and complete any alternate transaction structure that does not have negative financial consequences for either Party.  In the event that the transaction structure is modified as a result of any event contemplated pursuant to this subsection 2.2(d) or otherwise, the relevant provisions of this Agreement shall forthwith be deemed modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to reflect the revised transaction structure and the Parties shall, upon the reasonable request of any Party, execute and deliver an agreement in writing giving effect to and evidencing such amendments as may be reasonably required as a result of such modifications.

2.3

Implementation Steps by Rolling Thunder

(a)

Rolling Thunder covenants in favour of San Telmo that Rolling Thunder shall:

(i)

as soon as reasonably practicable after the completion of the draft Information Circular and, in any event, on or before November 30, 2005, jointly, with San Telmo, apply to the Court under section 193 of the ABCA for the Interim Order, providing for, among other things, the calling of the San Telmo Meeting and the Rolling Thunder Meeting, and thereafter proceed with and diligently seek the Interim Order;

(ii)

lawfully convene and hold the Rolling Thunder Meeting for the purpose of considering the Arrangement Resolution (and for no other purpose unless approved in writing by San Telmo, acting reasonably, as may be set out in the notice of such meeting) as soon as reasonably practicable and in any event, on or before January 15, 2006;

(iii)

except to the extent required by a Governmental Entity or stock exchange having jurisdiction, not adjourn, postpone or cancel (propose for adjournment, postponement or cancellation) the Rolling Thunder Meeting without the prior written consent of San Telmo, acting reasonably; and

(iv)

subject to obtaining any approvals as are required by the Interim Order, proceed with and diligently pursue the application to the Court for the Final Order.

(b)

Subject to obtaining the Final Order, Rolling Thunder agrees that it shall, jointly with San Telmo, forthwith make such arrangements with the Registrar as may be necessary or desirable to: (i) file with the Registrar the Articles of Arrangement, the Plan of Arrangement and a certified copy of the Final Order; and (ii) obtain the Certificate.

(c)

Rolling Thunder agrees that, on the Effective Date, and subject to the satisfaction or waiver of the conditions herein contained in favour of Rolling Thunder, Rolling Thunder shall pay to the Depositary under the Plan of Arrangement an amount of cash sufficient to satisfy the aggregate Cash Consideration elected to be received by San Telmo Shareholders so as to permit the Depositary to make all payments to San Telmo Shareholders pursuant to Article 3 of the Plan of Arrangement.

(d)

Rolling Thunder agrees that, on the Effective Date, Rolling Thunder shall have arranged to issue the NewCo Class A Shares, the NewCo Class B Shares, the NewCo Preferred Shares and the NewCo Options issuable pursuant to the Arrangement to Rolling Thunder Securityholders and San Telmo Securityholders who are entitled to receive such securities pursuant to Article 3 of the Plan of Arrangement.

2.4

Petition

The petition to the Court in respect of the Interim Order shall request that the Interim Order provide:

(a)

for the class of persons to whom notice is to be provided in respect of the Arrangement, the San Telmo Meeting and the Rolling Thunder Meeting, as the case may be, and for the manner in which such notice is to be provided;

(b)

that subject to the requirements of the TSX Venture Exchange, the requisite approval for the Arrangement shall be not less than two-thirds of the aggregate votes cast by San Telmo Securityholders and Rolling Thunder Securityholders, present in person or by proxy at the San Telmo Meeting or the Rolling Thunder Meeting, as the case may be, with each San Telmo Shareholder entitled to one vote for each San Telmo Share held by it and each San Telmo Optionholder entitled to one vote for each San Telmo Share that would be held by it upon the exercise of its San Telmo Options, each Rolling Thunder Shareholder entitled to one vote for each Rolling Thunder Share held by it, and each holder of Rolling Thunder Options entitled to one vote for each Rolling Thunder Class A Share held by it upon the exercise of its Rolling Thunder Options;

(c)

that, in all other respects, the terms, restrictions and conditions of the San Telmo Governing Documents, including quorum requirements and all other matters, shall apply in respect of the San Telmo Meeting, and the terms, restrictions and conditions of the Rolling Thunder Governing Documents, including quorum requirements and all other matters, shall apply in respect of the Rolling Thunder Meeting;

(d)

for the grant of Dissent Rights to holders of San Telmo Securities and Rolling Thunder Securities; and

(e)

for such other matters as the Parties may agree, acting reasonably.

2.5

Special Meetings

(a)

San Telmo shall take all action necessary in accordance with Securities Laws (including making all necessary applications to Canadian Securities Authorities that may be necessary to consummate the transactions contemplated by this Agreement, including the Arrangement), other applicable Laws, the San Telmo Governing Documents and any other regulatory authority having jurisdiction to duly call, give notice of, convene and hold the San Telmo Meeting, such meeting to be held no later than January 15, 2006.

(b)

Rolling Thunder shall take all action necessary in accordance with Securities Laws (including making all necessary applications to Canadian Securities Authorities that may be necessary to consummate the transactions contemplated by this Agreement, including the Arrangement), other applicable Laws, the Rolling Thunder Governing Documents and any other regulatory authority having jurisdiction to duly call, give notice of, convene and hold the Rolling Thunder Meeting, such meeting to be held no later than January 15, 2006.

2.6

Information Circular

As promptly as practicable after execution of this Agreement, San Telmo and Rolling Thunder shall prepare the Information Circular (setting forth inter alia the recommendation of San Telmo's board of directors and Rolling Thunder's board of directors set forth in subsections 2.7(a) and 2.7(b), respectively, and the opinion of San Telmo's financial advisors and Rolling Thunder's financial advisors referred to in subsections 2.7(a) and 2.7(b), respectively, and reflecting the execution of the Shareholder Support Agreements referred to in subsections 7.1(b) and 7.2(b) and the intention of the persons referred to in subsections 2.7(a)(iii) and 2.7(b)(iii) and shall, on a timely basis, use their reasonable commercial efforts to cooperate in the preparation of all other documents and filings and the seeking and obtaining of all consents, orders and approvals, including regulatory and judicial orders and approvals and other matters reasonably determined by San Telmo and Rolling Thunder to be necessary in connection with this Agreement and the Arrangement.  San Telmo and Rolling Thunder shall ensure that the Information Circular and other documents, filings, consents, orders and approvals contemplated by this Section 2.6 are prepared in compliance with and made and/or obtained in accordance with Securities Laws, the ABCA, the BCBCA and all other applicable Laws.  San Telmo and Rolling Thunder shall mail the Information Circular to the San Telmo Securityholders, the Rolling Thunder Securityholders, and to all other persons required by law with respect to the San Telmo Meeting and the Rolling Thunder Meeting, all in accordance with Securities Laws, other applicable Laws, the San Telmo Governing Documents, the Rolling Thunder Governing Documents and the requirements of the TSX Venture Exchange or any other regulatory authority having jurisdiction.  The term "Information Circular" shall mean such proxy or other required information statement or circular, as the case may be, and all related materials at the time required to be mailed to the San Telmo Securityholders and the Rolling Thunder Securityholders in connection with the San Telmo Meeting and the Rolling Thunder Meeting and all amendments or supplements thereto, if any.  Each of San Telmo and Rolling Thunder shall use all reasonable commercial efforts to obtain and furnish the information required to be included in the Information Circular.  The information to be provided by San Telmo for use in the Information Circular and the information to be provided by Rolling Thunder for use in the Information Circular, on both the date the Information Circular is first mailed to San Telmo Securityholders and the Rolling Thunder Securityholders and on the date the San Telmo Meeting and the Rolling Thunder Meeting are held, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material respects with all applicable requirements of law, and San Telmo and Rolling Thunder each agree to correct promptly any such information provided by either of them for use in the Information Circular which has ceased to meet such standard.  In any such event, San Telmo and Rolling Thunder shall jointly prepare a supplement or amendment to the Information Circular or such application or other document, as required and as the case may be, and, if required, shall cause the same to be distributed to San Telmo Securityholders and/or Rolling Thunder Securityholders, and/or filed with the relevant securities regulatory authorities, stock exchanges and/or other Governmental Entity after Rolling Thunder, San Telmo and their respective counsel and advisors have had a reasonable opportunity to review and comment on all such documentation and all such documentation is in form and content reasonably satisfactory to Rolling Thunder and San Telmo as contemplated herein.

2.7

Board Recommendations and Fairness Opinions

(a)

San Telmo:

(i)

represents that its board of directors, upon consultation with its advisors, has determined that:

(A)

the Arrangement is fair from a financial point of view to San Telmo Securityholders and is in the best interests of San Telmo and the San Telmo Securityholders; and

(B)

San Telmo's board of directors will recommend that San Telmo Securityholders vote in favour of the Arrangement, which recommendation may not be withdrawn, modified or changed in any manner except as set forth herein;

(ii)

represents that its board of directors has received an oral opinion from its financial advisor, Sayer Securities Limited, that the consideration under the Arrangement is fair from a financial point of view to the San Telmo Securityholders and that such financial advisor has advised that it will provide a written opinion to such effect before the application for the Interim Order;

(iii)

represents that its officers and directors who are entitled to vote on the Arrangement Resolution have advised it that, as at the date hereof, they intend to vote any San Telmo Shares (including any San Telmo Shares issuable upon the exercise of San Telmo Options) held by them in favour of the Arrangement Resolution and will so represent in the Information Circular.

(b)

Rolling Thunder:

(i)

represents that its board of directors, upon consultation with its advisors, has unanimously determined that:

(A)

the Arrangement is fair from a financial point of view to Rolling Thunder Securityholders and is in the best interests of Rolling Thunder and the Rolling Thunder Securityholders; and

(B)

Rolling Thunder's board of directors will recommend that Rolling Thunder Securityholders vote in favour of the Arrangement, which recommendation may not be withdrawn, modified or changed in any manner except as set forth herein.

(ii)

represents that its board of directors has received an oral opinion from its financial advisor, Acumen Capital Finance Partners Limited, that the consideration under the Arrangement is fair from a financial point of view to the Rolling Thunder Securityholders and that such financial advisor has advised that it will provide a written opinion to such effect before the application for the Interim Order.

(iii)

represents that its officers and directors have advised it that, as at the date hereof, they intend to vote any Rolling Thunder Shares (including any Rolling Thunder Shares issuable upon the exercise of Rolling Thunder Options) held by them in favour of the Arrangement Resolution and will so represent in the Information Circular.

2.8

Dissenting Securities

Each San Telmo Securityholder and Rolling Thunder Securityholder may exercise Dissent Rights in connection with the Arrangement pursuant to and in the manner set forth in section 191 of the ABCA, as the case may be, and the Interim Order.  San Telmo and Rolling Thunder shall give the other Party: (i) prompt notice of any written notices of exercise of Dissent Rights, withdrawals of such notices, and any other instruments served pursuant to the ABCA and received by them; and (ii) the opportunity to participate in all negotiations and proceedings with respect to such rights.  Without the prior written consent of the other Party, except as required by applicable Laws, neither San Telmo nor Rolling Thunder shall make any payment with respect to any such rights or offer to settle or settle any such rights.

2.9

Final Order

As promptly as practicable after the receipt of the approval of the San Telmo Securityholders and the Rolling Thunder Securityholders, San Telmo and Rolling Thunder shall jointly apply to the Court for the Final Order.

2.10

Shareholder Support Agreements

The Information Circular shall reflect the execution and delivery of the Shareholder Support Agreements set forth in subsections 7.1(b) and 7.2(b) and the irrevocable agreement of the directors, officers, key consultants and other securityholders of San Telmo who execute such agreements to vote in favor of the Continuance and the Arrangement Resolution at the San Telmo Meeting, and the irrevocable agreement of the directors and officers of Rolling Thunder who execute such agreements to vote in favour of the Arrangement Resolution at the Rolling Thunder Meeting.

2.11

Stock Exchange Listing

The Parties will use their reasonable commercial efforts to cause the NewCo Class A Shares and NewCo Class B Shares to be issued pursuant to the Arrangement (including NewCo Class A Shares issuable on the exercise of NewCo Options and NewCo Class A Shares issuable on the exercise of San Telmo Warrants) to be listed on the TSX Venture Exchange.

ARTICLE 3
PUBLICITY

3.1

Publicity

(a)

Each of San Telmo and Rolling Thunder shall advise, consult and cooperate with the other prior to issuing, or permitting any of its directors, officers, employees or agents to issue, any news release or other written public or private statement to the press with respect to this Agreement, the transactions contemplated hereby or any other matters, from the date hereof until the Effective Time.  Neither San Telmo nor Rolling Thunder shall issue any such news release or make any such written public or private statement prior to such consultation, except as may be required by applicable law, including, for greater certainty, in order to fulfill the continuous disclosure obligations of Rolling Thunder or San Telmo, as applicable, under Securities Laws or the fiduciary duties of the Rolling Thunder or San Telmo board of directors in connection with a tender or exchange offer for its securities or by obligations pursuant to any listing agreement with a stock exchange and only after using its reasonable commercial efforts to consult the other taking into account the time constraints to which it is subject as a result of such law or obligation.

(b)

Rolling Thunder and San Telmo agree that a joint news release shall be issued immediately following the execution of this Agreement, in substantially the form set forth in Schedule C hereto.

(c)

Each of Rolling Thunder and San Telmo agrees to proceed forthwith to file, in accordance with Securities Laws, a material change report in respect of the transactions contemplated hereby.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1

With Respect to Rolling Thunder

(a)

Representations and Warranties

Rolling Thunder hereby makes to San Telmo the representations and warranties set forth in Schedule D to this Agreement and acknowledges that San Telmo is relying upon those representations and warranties in connection with entering into this Agreement.

(b)

Investigation

Any investigation by San Telmo and its advisors shall not mitigate, diminish or affect the representations and warranties of Rolling Thunder made in or pursuant to this Agreement.

(c)

Survival of Representations and Warranties

The representations and warranties of Rolling Thunder contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated and extinguished upon the Arrangement becoming effective.

4.2

With Respect to San Telmo

(a)

Representations and Warranties

San Telmo hereby makes to Rolling Thunder the representations and warranties set forth in Schedule E to this Agreement and acknowledges that Rolling Thunder is relying upon those representations and warranties in connection with entering into this Agreement.

(b)

Investigation

Any investigation by Rolling Thunder and its advisors shall not mitigate, diminish or affect the representations and warranties of San Telmo made in or pursuant to this Agreement.

(c)

Survival of Representations and Warranties

The representations and warranties of San Telmo contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated and extinguished upon the Arrangement becoming effective.

ARTICLE 5
COVENANTS OF SAN TELMO

5.1

Covenants of San Telmo

San Telmo covenants and agrees that, except as contemplated in this Agreement or the Plan of Arrangement, until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier:

(a)

except with the prior written consent of Rolling Thunder, which shall not be unreasonably withheld or delayed, it shall conduct its business only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practices;

(b)

it shall not, without the prior written consent of Rolling Thunder, which shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:

(i)

issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber:

(A)

any of its shares or any options, warrants, calls, conversion privileges or rights of any kind to acquire any of its shares, except pursuant to the exercise of stock options, warrants or other securities convertible into shares currently outstanding which have been disclosed to Rolling Thunder; or

(B)

except in the usual, ordinary and regular course of business and consistent with past practice, any of its material assets;

(ii)

amend or propose to amend the San Telmo Governing Documents;

(iii)

split, combine or reclassify any of its outstanding shares, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to its shares;

(iv)

redeem, purchase or offer to purchase any of its shares or other securities unless otherwise required by the terms of such securities;

(v)

reorganize, amalgamate or merge with any other person, corporation, partnership or other business organization whatsoever;

(vi)

acquire, agree to acquire, dispose of or agree to dispose of any person, corporation, partnership, joint venture or other business organization or division or acquire, agree to acquire, dispose of or agree to dispose of any assets, which, in each case, are individually or in the aggregate material;

(vii)

(A) satisfy or settle any claims or liabilities which are individually or in the aggregate material; (B) relinquish any contractual rights which are individually or in the aggregate material; or (C) enter into, modify, or terminate any interest rate, currency or commodity swaps, hedges or other similar financial instruments;

(viii)

surrender or abandon any of its petroleum and natural gas rights or tangible depreciable property; or

(ix)

grant a security interest in, or any encumbrance on, or in respect of, any of its assets;

(c)

without the prior written consent of Rolling Thunder, such consent not to be unreasonably withheld or delayed, it shall not:

(i)

other than as previously disclosed in writing to Rolling Thunder or pursuant to existing employment, termination or compensation arrangements or policies, enter into or modify any employment, severance or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, stock options, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to, any of its officers or directors;

(ii)

other than as previously disclosed in writing to Rolling Thunder or pursuant to existing employment, termination or compensation arrangements or policies, in the case of its employees or consultants who are not officers or directors, take any action with respect to the entering into or modifying of any employment, consulting, severance, collective bargaining or similar agreements, policies or arrangements or with respect to the grant of any bonuses, salary increases, stock options, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable; or

(iii)

incur or commit to capital expenditures prior to the Effective Date individually or in the aggregate exceeding $25,000;

(d)

it shall use its reasonable commercial efforts (taking into account insurance market conditions and offerings and industry practices) to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, except where such cancellation, termination or lapse would not individually or in the aggregate have a Material Adverse Effect, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(e)

it shall:

(i)

use its reasonable commercial efforts to preserve intact its business organization and goodwill, to keep available the services of its officers, employees and consultants as a group and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it;

(ii)

continue to maintain its assets, to the extent the nature of its interest permits, in a proper and prudent manner, in accordance with good oilfield practice, applicable Laws and in material compliance with all directives of Governmental Entities;

(iii)

pay or cause to be paid all reasonable costs and expenses relating to its assets which become due from the date hereof to the Effective Date;

(iv)

perform and comply with all material covenants and conditions contained in all contracts, leases, grants, agreements, permits, licences, orders and documents governing its assets or to which its assets are subject;

(v)

use all reasonable commercial efforts to resolve or rectify on or before the Effective Date, to Rolling Thunder's reasonable satisfaction, all material deficiencies in San Telmo's title to its assets, as such deficiencies have been identified in writing by Rolling Thunder to San Telmo on or prior to the date of this Agreement;

(vi)

not take any action that would interfere with or be inconsistent with the completion of the transactions contemplated hereby or that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Date if then made; and

(vii)

promptly notify Rolling Thunder of any Material Adverse Change, or any change which could reasonably be expected to become a Material Adverse Change, in respect of its business or in the operation of its business or in the operation of its properties, and of any material Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(f)

it will satisfy all Officer Obligations on or prior to the Effective Date and obtain releases in respect thereof satisfactory to Rolling Thunder, acting reasonably;

(g)

it shall not settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement prior to the Effective Date without the prior written consent of Rolling Thunder, acting reasonably;

(h)

except as required by applicable Laws, it shall not enter into or modify in any material respect any contract, agreement, commitment or arrangement which new contract or series of related new contracts or modification to an existing contract or series of related existing contracts would be material to San Telmo or which would have a Material Adverse Effect on San Telmo;

(i)

it shall use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder to the extent the same is within its control and take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its reasonable commercial efforts to:

(i)

obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(ii)

obtain all necessary consents, approvals and authorizations that are required to be obtained by it under any applicable Laws;

(iii)

effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement and participate and appear in any proceedings of any Party before Governmental Entities in connection with the Arrangement;

(iv)

oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the transactions contemplated hereby or by the Plan of Arrangement;

(v)

fulfil all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement; and

(vi)

cooperate with Rolling Thunder in connection with the performance by it of its obligations hereunder;

(j)

it shall not take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with this Agreement or which would reasonably be expected to significantly impede the consummation of the Arrangement;

(k)

it will, in all material respects, conduct itself so as to keep Rolling Thunder fully informed as to the material decisions required to be made or actions required to be taken with respect to the operation of its business, provided that such disclosure is not otherwise prohibited by reason of a confidentiality obligation owed to a third party for which a waiver could not be obtained or is with respect to customer specific or competitively sensitive information relating to areas or projects where San Telmo and Rolling Thunder are competitors;

(l)

it shall discuss and consider such pre-arrangement steps or amendments to the Plan of Arrangement as may be proposed by Rolling Thunder and implement such prearrangement steps or such amendments that it considers to be in the best interests of the San Telmo Securityholders, provided such steps are agreed to in writing by Rolling Thunder, acting reasonably;

(m)

it shall make or cooperate as necessary in the making of all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws;

(n)

it shall use its reasonable commercial efforts to conduct its affairs so that all of its representations and warranties contained herein shall be true and correct in all material respects on and as of the Effective Date as if made thereon;

(o)

it will, in a timely and expeditious manner, file, proceed with and diligently prosecute an application to the Court for the Interim Order with respect to the Arrangement, provided that, notwithstanding the foregoing, the Parties agree to consult regarding seeking the Interim Order and mailing the Information Circular;

(p)

it will, in a timely and expeditious manner:

(i)

carry out the terms of the Interim Order;

(ii)

prepare, in consultation with Rolling Thunder, and file the Information Circular in all jurisdictions where the same is required to be filed and mail the same as ordered by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof and containing full, true and plain disclosure of all material facts relating to the Arrangement and San Telmo and not containing any misrepresentation, as defined under such applicable Laws, with respect thereto;

(iii)

solicit proxies for the approval of the Arrangement and related matters in accordance with the applicable Laws and the Interim Order;

(iv)

convene the San Telmo Meeting as ordered by the Interim Order;

(v)

provide notice to Rolling Thunder of the San Telmo Meeting and allow Rolling Thunder's Representatives to attend the San Telmo Meeting unless such attendance is prohibited by the Interim Order; and

(vi)

conduct the San Telmo Meeting in accordance with the Interim Order, the San Telmo Governing Documents and any instrument governing such meeting, as applicable, and as otherwise required by applicable Laws;

(q)

it will, in a timely and expeditious manner, prepare (in consultation with Rolling Thunder) and file any mutually agreed (or otherwise required by applicable Laws) amendments or supplements to the Information Circular with respect to the San Telmo Meeting and mail the same as required by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same are required, complying in all material respects with all applicable legal requirements on the date of mailing thereof;

(r)

it will, subsequent to the San Telmo Meeting and prior to obtaining the Final Order, forthwith file the Articles of Continuance with the Registrar, provided that the San Telmo Shareholders have approved the Continuance at the San Telmo Meeting;

(s)

it will, subject to the approval of the Arrangement at the San Telmo Meeting in accordance with the provisions of the Interim Order and subject to Article 7, forthwith proceed with and diligently prosecute an application for the Final Order;

(t)

it will forthwith carry out the terms of the Final Order (to the extent within its power);

(u)

it will, except for individual proxies and other non-substantive communications, furnish promptly to Rolling Thunder a copy of each notice, report, report of proxies submitted, schedule or other document or communication delivered, filed or received by San Telmo in connection with the Arrangement or the Interim Order, the San Telmo Meeting or any other meeting of San Telmo Securityholders or class of securityholders which all such holders, as the case may be, are entitled to attend, any filings under applicable Laws and any dealings with regulatory agencies in connection with, or in any way affecting, the transactions contemplated herein;

(v)

it will, subject to the terms hereof, in a timely and expeditious manner, provide to Rolling Thunder all information as may be reasonably requested by Rolling Thunder or as required by the Interim Order or applicable Laws with respect to San Telmo and its business and properties; and

(w)

it will assist and cooperate in the preparation of and filing with all applicable Securities Authorities all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of the applicable Securities Laws of Canada and the United States for the issue by NewCo of NewCo Class A Shares and NewCo Class B Shares pursuant to the Arrangement and the resale of such NewCo Class A Shares and NewCo Class B Shares (other than by control persons and affiliates and subject to requirements of general application).

San Telmo also covenants and agrees that, on the Effective Date, it will assist Rolling Thunder in securing the resignations of all San Telmo directors and officers, which resignations shall be effective as of the Effective Date.

5.2

Recommendation of the San Telmo Board of Directors

The Information Circular shall include the recommendation and representation of the board of directors of San Telmo to the San Telmo Securityholders in respect of the Arrangement as set out in Section 2.7.  Notwithstanding any other provision of this Agreement, the board of directors of San Telmo may change its recommendation to the San Telmo Securityholders in respect of the Arrangement from that set forth herein, as applicable, if such board concludes, in good faith, after receiving the advice of outside counsel and financial advisors that is reflected in the minutes of a meeting of the board, that such action is necessary for such board to act in a manner consistent with its fiduciary duties or applicable Laws and, in the event that Sections 5.3 or 5.4 and 8.2 are applicable, if San Telmo and its board are in compliance with those Sections and San Telmo has paid any fee applicable under Article 8.  The foregoing shall not relieve San Telmo from its obligation to proceed to call and hold the San Telmo Meeting, solicit proxies for such meeting and hold the vote of San Telmo Securityholders in respect of the Arrangement at such meeting.

5.3

San Telmo Covenant Regarding Non-Solicitation

(a)

San Telmo shall immediately terminate and cause to be terminated all solicitations, initiations, encouragements, discussions or negotiations with any parties conducted prior to the date hereof by San Telmo, or its officers, directors, employees, financial advisors, legal counsel, representatives or agents, with respect to any Acquisition Proposal.  San Telmo shall promptly send a letter to all parties who have entered into confidentiality agreements with San Telmo in connection with the process giving rise to this Agreement, requiring all materials provided to such parties by San Telmo to be destroyed or returned to San Telmo or its agents or advisors.

(b)

San Telmo shall not, directly or indirectly, through any officer, director, employee, representative or agent, solicit, initiate, invite or knowingly encourage (including by way of furnishing confidential information or entering into any form of agreement, arrangement or understanding) the initiation of or participate in any inquiries or proposals regarding an Acquisition Proposal, provided that nothing contained in this Section 5.3 or other provisions of this Agreement shall prevent the board of directors of San Telmo from considering, negotiating, approving or recommending to the San Telmo Securityholders an agreement in respect of an unsolicited written Acquisition Proposal: (i) in respect of which any required financing has been demonstrated to the satisfaction of the board of directors of San Telmo subject to the Acquisition Proposal, acting in good faith, to be reasonably likely to be obtained; (ii) which is not subject to a due diligence access condition which allows access to the books, records and personnel of San Telmo or its representatives beyond 5:00 p.m. (Calgary time) on the second Business Day after the day on which access is afforded to the person making the Acquisition Proposal (provided, however, the foregoing shall not restrict the ability of such person to continue to review the information provided); (iii) in respect of which the board of directors of San Telmo, subject to the Acquisition Proposal, determines (having consulted outside counsel) that in the exercise of its fiduciary duties it would be necessary for such board of directors to take such action in order to avoid breaching its fiduciary duties; and (iv) in respect of which the board of directors of San Telmo determines in good faith, after consultation with financial advisors, if consummated in accordance with its terms, would result in a transaction more favourable to its shareholders than the Arrangement (any such Acquisition Proposal that satisfies clauses (i) through (iv) above being referred to herein as a "Superior Proposal"), or in any event, if there is an unsolicited written Acquisition Proposal, in respect of which the board of directors of San Telmo subject to the Acquisition Proposal determines (having consulted outside counsel) that in the exercise of its fiduciary duties it would be necessary for such board of directors to take such action in order to avoid breaching its fiduciary duties.

(c)

Subject to subsection 5.3(b) and the ability of San Telmo to carry on business in accordance with Section 5.1, San Telmo shall continue to refrain from participating in any discussions or negotiations with any parties (other than with Rolling Thunder) with respect to any potential Acquisition Proposal.  San Telmo agrees not to release any third party from any confidentiality agreement in respect of an Acquisition Proposal to which such third party is a party.  San Telmo further agrees not to release any third party from any standstill agreement to which such third party is a party, unless such third party has made a Superior Proposal.  San Telmo shall immediately request the return or destruction of all confidential information provided to any third parties who have previously entered into a confidentiality agreement in respect of an Acquisition Proposal with San Telmo and shall use reasonable commercial efforts to ensure that such requests are honoured.

(d)

San Telmo shall immediately notify Rolling Thunder (orally and in writing) of any current or any future Acquisition Proposal of which San Telmo's directors or senior officers become aware, or any amendments to the foregoing, or any request for non-public information relating to San Telmo in connection with an Acquisition Proposal or for access to the properties, books or records or for a list of the San Telmo Securityholders by any person or entity that informs San Telmo that it is considering making an Acquisition Proposal.  Such notice shall include a copy of all written communications and a description of the material terms and conditions of any proposal and provide such details of the proposal, inquiry or contact as Rolling Thunder may reasonably request, including, without limitation, the identity of the person and controlling person, if any, making such proposal, inquiry or contact.

(e)

If San Telmo receives a request for material non-public information from a person who proposes an Acquisition Proposal in respect of San Telmo, and the board of directors of San Telmo determines that such proposal would be a Superior Proposal pursuant to subsection 5.3(b), assuming the satisfactory outcome of a due diligence condition which conforms to this Section 5.3, then, and only in such case, the board of directors may, subject to the execution of a confidentiality agreement containing a standstill provision substantially similar to that contained in the Confidentiality Agreement (provided, however, the person making the Acquisition Proposal shall not be precluded thereunder from making the Acquisition Proposal as proposed) and provided San Telmo sends a copy of any such confidentiality agreement to Rolling Thunder immediately upon its execution, only provide such person with access, in accordance with this Section 5.3, to the same information previously provided to Rolling Thunder.  San Telmo shall provide Rolling Thunder with a list of the information provided to the person making the Superior Proposal.

(f)

San Telmo shall ensure that its directors and officers and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this Section 5.3, and it shall be responsible for any breach of this Section 5.3 by its financial advisors or other advisors or representatives.

5.4

Notice of Superior Proposal Determination

San Telmo shall not accept, approve or recommend or enter into any agreement (except for a confidentiality agreement pursuant to subsection 5.3(e)) in respect of an Acquisition Proposal on the basis that it constitutes a Superior Proposal unless: (i) it has provided Rolling Thunder with a copy of the Acquisition Proposal document which has been determined to be a Superior Proposal, with such deletions as are necessary to protect confidential portions of such Acquisition Proposal document, provided that the material terms, conditions and the identity of the person, and controlling person, if any, making the Acquisition Proposal may not be deleted; (ii) three Business Days (the "Notice Period") shall have elapsed from the later of the date Rolling Thunder received notice of the determination to accept, approve or recommend an agreement in respect of such Acquisition Proposal and the date Rolling Thunder received a copy of the Acquisition Proposal document; (iii) it has paid to Rolling Thunder the fee payable under Article 8; and (iv) it concurrently terminates this Agreement pursuant to Section 9.1.  During the Notice Period, San Telmo shall provide a reasonable opportunity to Rolling Thunder to consider, discuss and offer such adjustments in the terms and conditions of this Agreement as would enable San Telmo to proceed with its recommendation to the San Telmo Securityholders with respect to the Arrangement; provided, however, that any such adjustment shall be at the discretion of San Telmo and Rolling Thunder at the time.  The board of directors of San Telmo will review in good faith any offer made by Rolling Thunder to amend the terms of this Agreement in order to determine, in its discretion, as part of exercising its fiduciary duties, whether the proposed amendments would, upon acceptance, result in such Superior Proposal ceasing to be a Superior Proposal.  If the board of directors of San Telmo determines that the Superior Proposal would cease to be a Superior Proposal, it will so advise Rolling Thunder and will accept the offer by Rolling Thunder to amend the terms of this Agreement and San Telmo and Rolling Thunder agree to take such actions and execute such documents as are necessary to give effect to the foregoing.  If the board of directors of San Telmo continues to believe, in good faith and after consultation with financial advisors and outside counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects the amendments offered by Rolling Thunder, San Telmo may, subject to the terms of this Agreement, including the payment of applicable fees under Article 8, accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal.  Each successive material modification of any Acquisition Proposal or a Superior Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 5.4 and shall require a three Business Day Notice Period from the date such amendment is communicated to Rolling Thunder (other than an amendment to improve upon a Superior Proposal in respect of which Rolling Thunder has been provided with an opportunity to amend the terms of this Agreement and such Superior Proposal has not ceased to be a Superior Proposal prior to the proposed amendment).  Information provided hereunder shall constitute Confidential Information under the Confidentiality Agreement.

5.5

Access to Information

Subject to the Confidentiality Agreement and applicable Laws, upon reasonable notice, San Telmo shall afford the officers, employees, counsel, accountants and other authorized representatives and advisors (collectively, "Representatives") of Rolling Thunder access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and, during such period, San Telmo shall furnish promptly to Rolling Thunder all information concerning its business, properties and personnel as Rolling Thunder may reasonably request.  Nothing in the foregoing shall require San Telmo to disclose information subject to a written confidentiality agreement with third parties or competitively sensitive information relating to areas or projects where San Telmo and Rolling Thunder are competitors.  For greater certainty, until the earlier of the Effective Date and the termination of this Agreement, access to sensitive confidential information of San Telmo by Rolling Thunder shall be limited to that which is reasonably necessary for the purposes of securing all necessary regulatory approvals, the preparation and settlement of definitive documents and the advancement of the Arrangement as contemplated herein and shall be further limited such that the dissemination of such confidential information shall be confined to those Representatives of Rolling Thunder and its advisors who have a need to know such information for these purposes and who agree to respect such confidentiality in their dealings with such confidential information.

5.6

Merger of Covenants

The covenants applicable to San Telmo set out in this Agreement, except Article 10, shall not survive the completion of the Arrangement, and shall expire and be terminated without recourse between the Parties upon such completion.

ARTICLE 6
COVENANTS OF ROLLING THUNDER

6.1

Covenants of Rolling Thunder

Rolling Thunder covenants and agrees that, except as contemplated in this Agreement or the Plan of Arrangement, until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier:

(a)

except with the prior written consent of San Telmo, which shall not be unreasonably withheld or delayed, it shall conduct its business only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practices;

(b)

it shall not, without the prior written consent of San Telmo, which shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:

(i)

issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber:

(A)

any of its shares or any options, warrants, calls, conversion privileges or rights of any kind to acquire any of its shares, except pursuant to the exercise of stock options or other securities convertible into shares currently outstanding which have been disclosed to San Telmo; or

(B)

except in the usual, ordinary and regular course of business and consistent with past practice, any of its material assets;

(ii)

amend or propose to amend the Rolling Thunder Governing Documents;

(iii)

split, combine or reclassify any of its outstanding shares, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to its shares;

(iv)

redeem, purchase or offer to purchase any of its shares or other securities unless otherwise required by the terms of such securities;

(v)

reorganize, amalgamate or merge with any other person, corporation, partnership or other business organization whatsoever;

(vi)

acquire, agree to acquire, dispose of or agree to dispose of any person, corporation, partnership, joint venture or other business organization or division or acquire, agree to acquire, dispose of or agree to dispose of any assets, which, in each case, are individually or in the aggregate material;

(vii)

(A) satisfy or settle any claims or liabilities which are individually or in the aggregate material; (B) relinquish any contractual rights which are individually or in the aggregate material; or (C) enter into, modify or terminate any interest rate, currency or commodity swaps, hedges or other similar financial instruments;

(viii)

surrender or abandon any of its petroleum and natural gas rights or tangible depreciable property; or

(ix)

grant a security interest in, or any encumbrance on, or in respect of, any of its assets;

(c)

without the prior written consent of San Telmo, such consent not to be unreasonably withheld or delayed, it shall not:

(i)

other than as previously disclosed in writing to San Telmo or pursuant to existing employment, termination or compensation arrangements or policies, enter into or modify any employment, severance or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, stock options, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to, any of its officers or directors;

(ii)

other than as previously disclosed in writing to San Telmo or pursuant to existing employment, termination or compensation arrangements or policies, in the case of its employees or consultants who are not officers or directors, take any action with respect to the entering into or modifying of any employment, consulting, severance, collective bargaining or similar agreements, policies or arrangements or with respect to the grant of any bonuses, salary increases, stock options, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable; or

(iii)

incur or commit to capital expenditures prior to the Effective Date individually or in the aggregate exceeding $25,000;

(d)

it shall use its reasonable commercial efforts (taking into account insurance market conditions and offerings and industry practices) to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, except where such cancellation, termination or lapse would not individually or in the aggregate have a Material Adverse Effect, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(e)

it shall:

(i)

use its reasonable commercial efforts to preserve intact its business organization and goodwill, to keep available the services of its officers, employees and consultants as a group and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it;

(ii)

continue to maintain its assets, to the extent the nature of its interest permits, in a proper and prudent manner, in accordance with good oilfield practice, applicable Laws and in material compliance with all directives of Governmental Entities;

(iii)

pay or cause to be paid all reasonable costs and expenses relating to its assets which become due from the date hereof to the Effective Date;

(iv)

perform and comply with all material covenants and conditions contained in all contracts, leases, grants, agreements, permits, licences, orders and documents governing its assets or to which its assets are subject;

(v)

use all reasonable commercial efforts to resolve or rectify on or before the Effective Date, to San Telmo's reasonable satisfaction, all material deficiencies in Rolling Thunder's title to its assets, as such deficiencies have been identified in writing by San Telmo to Rolling Thunder on or prior to the date of this Agreement;

(vi)

not take any action that would interfere with or be inconsistent with the completion of the transactions contemplated hereby or that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Date if then made; and

(vii)

promptly notify San Telmo of any Material Adverse Change, or any change which could reasonably be expected to become a Material Adverse Change, in respect of its business or in the operation of its business or in the operation of its properties, and of any material Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(f)

it will, in a timely and expeditious manner, prepare (in consultation with San Telmo) and file any mutually agreed (or otherwise required by applicable Laws) amendments or supplements to the Information Circular with respect to the Rolling Thunder Meeting and mail the same as required by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable legal requirements on the date of mailing thereof;

(g)

except as required by applicable Laws, it shall not enter into or modify in any material respect any contract, agreement, commitment or arrangement which new contract or series of related new contracts or modification to an existing contract or series of related existing contracts would be material to Rolling Thunder or which would have a Material Adverse Effect on Rolling Thunder;

(h)

it shall use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder to the extent the same is within its control and take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its reasonable commercial efforts to:

(i)

obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(ii)

obtain all necessary consents, approvals and authorizations that are required to be obtained by it under any applicable Laws;

(iii)

effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement and participate and appear in any proceedings of any Party before Governmental Entities in connection with the Arrangement;

(iv)

oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the transactions contemplated hereby or by the Plan of Arrangement;

(v)

fulfil all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement; and

(vi)

cooperate with San Telmo in connection with the performance by it of its obligations hereunder;

(i)

it shall not take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with this Agreement or which would reasonably be expected to significantly impede the consummation of the Arrangement;

(j)

it will, in all material respects, conduct itself so as to keep San Telmo fully informed as to the material decisions required to be made or actions required to be taken with respect to the operation of its business, provided that such disclosure is not otherwise prohibited by reason of a confidentiality obligation owed to a third party for which a waiver could not be obtained or is with respect to customer specific or competitively sensitive information relating to areas or projects where San Telmo and Rolling Thunder are competitors;

(k)

it shall discuss and consider such pre-arrangement steps or amendments to the Plan of Arrangement as may be proposed by San Telmo and implement such prearrangement steps or such amendments that it considers to be in the best interests of its securityholders, provided such steps are agreed to in writing by San Telmo, acting reasonably;

(l)

it shall make or cooperate as necessary in the making of all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws;

(m)

it shall use its reasonable commercial efforts to conduct its affairs so that all of its representations and warranties contained herein shall be true and correct in all material respects on and as of the Effective Date as if made thereon;

(n)

it will, in a timely and expeditious manner, file, proceed with and diligently prosecute an application to the applicable Court for the Interim Order with respect to the Arrangement, provided that, notwithstanding the foregoing, the Parties agree to consult regarding seeking the Interim Order and mailing the Information Circular;

(o)

it will, in a timely and expeditious manner:

(i)

carry out the terms of the Interim Order;

(ii)

prepare, in consultation with San Telmo, and file the Information Circular in all jurisdictions where the same is required to be filed and mail the same as ordered by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof and containing full, true and plain disclosure of all material facts relating to the Arrangement and Rolling Thunder and not containing any misrepresentation, as defined under such applicable Laws, with respect thereto;

(iii)

solicit proxies for the approval of the Arrangement and related matters in accordance with the applicable Laws and the Interim Order;

(iv)

convene the Rolling Thunder Meeting as ordered by the Interim Order;

(v)

provide notice to San Telmo of the Rolling Thunder Meeting and allow San Telmo's Representatives to attend the Rolling Thunder Meeting unless such attendance is prohibited by the Interim Order; and

(vi)

conduct the Rolling Thunder Meeting in accordance with the Interim Order, the Rolling Thunder Governing Documents and any instrument governing such meeting, as applicable, and as otherwise required by applicable Laws;

(p)

it will, in a timely and expeditious manner, prepare (in consultation with San Telmo) and file any mutually agreed (or otherwise required by applicable Laws) amendments or supplements to the Information Circular with respect to the Rolling Thunder Meeting and mail the same as required by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same are required, complying in all material respects with all applicable legal requirements on the date of mailing thereof;

(q)

it will assist and cooperate in the filing by San Telmo of the Articles of Continuance with the Registrar, provided that the San Telmo Shareholders have approved the Continuance at the San Telmo Meeting;

(r)

it will, subject to the approval of the Arrangement at the Rolling Thunder Meeting in accordance with the provisions of the Interim Order and subject to Article 7, forthwith proceed with and diligently prosecute an application for the Final Order;

(s)

it will forthwith carry out the terms of the Final Order (to the extent within its power);

(t)

it will, except for individual proxies and other non-substantive communications, furnish promptly to San Telmo a copy of each notice, report, report of proxies submitted, schedule or other document or communication delivered, filed or received by Rolling Thunder in connection with the Arrangement or the Interim Order, the Rolling Thunder Meeting or any other meeting of Rolling Thunder Securityholders or class of securityholders which all such holders, as the case may be, are entitled to attend, any filings under applicable Laws and any dealings with regulatory agencies in connection with, or in any way affecting, the transactions contemplated herein;

(u)

it will, subject to the terms hereof, in a timely and expeditious manner, provide to San Telmo all information as may be reasonably requested by San Telmo or as required by the Interim Order or applicable Laws with respect to Rolling Thunder and its business and properties;

(v)

it will assist and cooperate in the preparation of and filing with all applicable Securities Authorities all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of the applicable Securities Laws of Canada and the United States for the issue by NewCo of the NewCo Class A Shares, the NewCo Class B Shares and NewCo Preferred Shares pursuant to the Arrangement and the resale of such NewCo Class A Shares, NewCo Class B Shares and NewCo Preferred Shares, subject to any existing escrow agreements applicable to the San Telmo Shares (other than by control persons and affiliates and subject to requirements of general application);

(w)

it will apply for and use all reasonable efforts to obtain the listing on the TSX Venture Exchange, as of the Effective Date, of the NewCo Class A Shares and NewCo Class B Shares (including NewCo Class A Shares issuable on exercise of NewCo Options and NewCo Class A Shares issuable on the exercise of the San Telmo Warrants) which are issued pursuant to the Arrangement; and

(x)

it will issue the NewCo Class A Shares, NewCo Class B Shares, NewCo Preferred Shares and NewCo Options in accordance with the terms of the Plan of Arrangement, to those San Telmo Securityholders and Rolling Thunder Securityholders who are entitled to receive NewCo Class A Shares, NewCo Class B Shares, NewCo Preferred Shares and NewCo Options pursuant to the Arrangement, which NewCo Class A Shares, NewCo Class B Shares and NewCo Preferred Shares shall be validly issued as fully paid and non-assessable shares.

6.2

Recommendation of the Rolling Thunder Board of Directors

The Information Circular shall include the recommendation and representation of the board of directors of Rolling Thunder to the Rolling Thunder Securityholders in respect of the Arrangement as set out in Section 2.7.  Notwithstanding any other provision of this Agreement, the board of directors of Rolling Thunder may change its recommendation to the Rolling Thunder Securityholders in respect of the Arrangement from that set forth herein, as applicable, if such board concludes, in good faith, after receiving the advice of outside counsel and financial advisors that is reflected in the minutes of a meeting of the board, that such action is necessary for such board to act in a manner consistent with its fiduciary duties or applicable Laws and, in the event that Section 8.2 is applicable, if Rolling Thunder and its board are in compliance with those Sections and Rolling Thunder has paid any fee applicable under Article 8.  The foregoing shall not relieve Rolling Thunder from its obligation to proceed to call and hold the Rolling Thunder Meeting, solicit proxies for such meeting and hold the vote of Rolling Thunder Securityholders in respect of the Arrangement at such meeting.

6.3

Access to Information

Subject to the Confidentiality Agreement and applicable Laws, upon reasonable notice, Rolling Thunder shall afford the officers, employees, counsel, accountants and other authorized representatives and advisors (collectively, "Representatives") of San Telmo access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and, during such period, Rolling Thunder shall furnish promptly to San Telmo all information concerning its business, properties and personnel as San Telmo may reasonably request.  Nothing in the foregoing shall require Rolling Thunder to disclose information subject to a written confidentiality agreement with third parties or competitively sensitive information relating to areas or projects where Rolling Thunder and San Telmo are competitors.  For greater certainty, until the earlier of the Effective Date and the termination of this Agreement, access to sensitive confidential information of Rolling Thunder by San Telmo shall be limited to that which is reasonably necessary for the purposes of securing all necessary regulatory approvals, the preparation and settlement of definitive documents and the advancement of the Arrangement as contemplated herein and shall be further limited such that the dissemination of such confidential information shall be confined to those Representatives of San Telmo and its advisors who have a need to know such information for these purposes and who agree to respect such confidentiality in their dealings with such confidential information.

6.4

Merger of Covenants

The covenants applicable to Rolling Thunder set out in this Agreement, except Article 10, shall not survive the completion of the Arrangement, and shall expire and be terminated without recourse between the Parties upon such completion.

ARTICLE 7
CONDITIONS PRECEDENT TO OBLIGATIONS

7.1

Conditions Precedent to Obligations of San Telmo

The obligation of San Telmo to consummate and effect the transactions contemplated hereby shall be subject to the satisfaction or waiver on or before the date specified or, if none is specified, on or before the Effective Date of the following conditions:

(a)

Securityholder Approval.  The Continuance shall have been approved by the San Telmo Shareholders and the Arrangement and the other transactions contemplated hereby shall have been approved and adopted by the San Telmo Securityholders and the Rolling Thunder Securityholders in accordance with the Interim Order, applicable Laws, the San Telmo Governing Documents and the Rolling Thunder Governing Documents, as the case may be.

(b)

Shareholder Support Agreements

 (c)

Court Approval.  The Court shall have issued the Interim Order and the Final Order approving the Arrangement in form and on terms and conditions consistent with the Arrangement and ordinary practice for transactions of this nature and the Arrangement shall not have been set aside or modified in a manner inconsistent with such practice on appeal or otherwise.

(d)

Covenants Fulfilled.  Rolling Thunder shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement.

(e)

Representations True.  All representations and warranties of Rolling Thunder contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties expressly speak as of an earlier date).

(f)

Certificate.  Rolling Thunder shall have delivered to San Telmo a certificate, dated the Effective Date and signed by its President, to the effect set forth in subsections 7.1(d) and 7.1(e).

(g)

Regulatory Approvals.  All necessary governmental and regulatory approvals, orders, rulings, exemptions and consents shall have been obtained on terms and conditions satisfactory to San Telmo, acting reasonably, including, without limiting the generality of the foregoing, the requisite approvals of the TSX Venture Exchange in respect of the Arrangement and the listing of the NewCo Class A Shares and NewCo Class B Shares (including NewCo Class A Shares and NewCo Class B Shares issuable on the exercise of NewCo Options and San Telmo Warrants) issuable under the Arrangement for trading on the TSX Venture Exchange.

(h)

No Legal Prohibition.  There shall not exist any prohibition at law preventing Rolling Thunder from proceeding with or completing the Arrangement.

(i)

No Legal Action.  No act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or government agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy shall have been proposed, enacted, promulgated or applied:

(i)

which has the effect or may have the effect of cease trading, enjoining, prohibiting or imposing material limitations or conditions on the Arrangement; or

(ii)

which would have a Material Adverse Effect on the completion of the Arrangement.

(j)

Material Adverse Change.  From the date hereof, a Material Adverse Change shall not have occurred in respect of Rolling Thunder and Rolling Thunder shall not have taken or proposed to take any action, or publicly disclosed that it intends to take any action, that would be a Material Adverse Change in respect of Rolling Thunder, including, without limiting the generality of the foregoing: (i) any action with respect to any agreement, proposal, offer or understanding relating to any material sale or disposition of or other dealing with any of the assets of Rolling Thunder; (ii) any issue of Rolling Thunder Shares (other than pursuant to currently outstanding Rolling Thunder Options and Rolling Thunder Agents' Options without the approval of San Telmo, not to be unreasonably withheld), or other securities of Rolling Thunder; or (iii) any material capital expenditure by Rolling Thunder not in the ordinary course of business, that would be materially adverse to the business of Rolling Thunder.

(k)

Negative Changes.  From the date hereof, there shall not have occurred any actual or threatened change (including any proposal by the Minister of Finance (Canada) to amend the Tax Act or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the sole judgment of San Telmo, acting reasonably, directly or indirectly, has or may have material adverse significance with respect to the business or operations of any of Rolling Thunder and San Telmo, in which either of them has a material interest or with respect to the regulatory regime applicable to their respective businesses and operations.

(l)

Dissent Rights.  Holders of not more than 5% in the aggregate of the Rolling Thunder Securities shall have exercised Dissent Rights.

(m)

No Impairment.  No material right, franchise or licence of Rolling Thunder shall have been or may be impaired (which impairment has not been cured or waived) or otherwise adversely affected, whether as a result of the entering into of this Agreement or otherwise, which might preclude San Telmo from proceeding with or completing the Arrangement, and no covenant, term or condition of any instrument or agreement of Rolling Thunder shall exist which could be materially adverse to the business of Rolling Thunder or that would preclude Rolling Thunder from proceeding with the Arrangement.

(n)

Fairness Opinion.  San Telmo shall have received a written fairness opinion from its financial advisor, Sayer Securities Limited, confirming its verbal opinion that the consideration to be issued pursuant to the Arrangement is fair, from a financial point of view, to the San Telmo Securityholders, which opinion shall have been included in the Information Circular.

(o)

Releases.  NewCo shall have provided duly executed releases in favour of each of the directors and officers of San Telmo with respect to any and all claims arising prior to the Effective Date with respect to such person's position as a director and/or officer of San Telmo, in form satisfactory to San Telmo, acting reasonably.

The foregoing conditions precedent are for the benefit of San Telmo and may be waived, in whole or in part, by San Telmo in writing at any time.  If any of the said conditions shall not be complied with or waived in writing by San Telmo on or before the date required for their performance and provided such non-compliance did not arise from the acts or omissions of San Telmo, then San Telmo may rescind and terminate this Agreement by written notice to Rolling Thunder and shall have no other right or remedy against Rolling Thunder, except as set forth herein.

7.2

Conditions Precedent to Obligations of Rolling Thunder

The obligation of Rolling Thunder to consummate and effect the transactions contemplated hereby shall be subject to the satisfaction or waiver on or before the date specified or, if none is specified, on or before the Effective Date of the following conditions:

(a)

Securityholder Approval.  The Continuance shall have been approved by the San Telmo Shareholders and the Arrangement and the other transactions contemplated hereby shall have been approved and adopted by the San Telmo Securityholders and the Rolling Thunder Securityholders in accordance with the Interim Order, applicable Laws, and the San Telmo Governing Documents and the Rolling Thunder Governing Documents, as the case may be.

(b)

Shareholder Support Agreements.

(c)

Court Approval.  The Court shall have issued the Interim Order and the Final Order approving the Arrangement in form and on terms and conditions consistent with the Arrangement and ordinary practice for transactions of this nature and the Arrangement shall not have been set aside or modified in a manner inconsistent with such practice on appeal or otherwise.

(d)

Covenants Fulfilled.  San Telmo shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement.

(e)

Representations True.  All representations and warranties of San Telmo contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date).

(f)

Certificate.  San Telmo shall have delivered to Rolling Thunder a certificate, dated the Effective Date and signed by William E. Schmidt, a director of San Telmo, to the effect set forth in subsections 7.2(d) and 7.2(e).

(g)

Regulatory Approvals.  All necessary governmental and regulatory approvals, orders, rulings, exemptions and consents shall have been obtained on terms and conditions satisfactory to Rolling Thunder, acting reasonably, including, without limiting the generality of the foregoing, the requisite approvals of the TSX Venture Exchange in respect of the Arrangement and the listing of the NewCo Class A Shares and NewCo Class B Shares (including NewCo Class A Shares and NewCo Class B Shares issuable on the exercise of NewCo Options and San Telmo Warrants) issuable under the Arrangement for trading on the TSX Venture Exchange.

(h)

No Legal Prohibition.  There shall not exist any prohibition at law preventing San Telmo from proceeding with or completing the Arrangement.

(i)

No Legal Action.  No act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or government agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy shall have been proposed, enacted, promulgated or applied:

(i)

which has the effect or may have the effect of cease trading, enjoining, prohibiting or imposing material limitations or conditions on the Arrangement; or

(ii)

which would have a Material Adverse Effect on the completion of the Arrangement.

(j)

Material Adverse Change.  From the date hereof, a Material Adverse Change shall not have occurred in respect of San Telmo and San Telmo shall not have taken or proposed to take any action, or publicly disclosed that it intends to take any action, that would be a Material Adverse Change in respect of San Telmo, including, without limiting the generality of the foregoing: (i) any action with respect to any agreement, proposal, offer or understanding relating to any material sale or disposition of or other dealing with any of the assets of San Telmo; (ii) any issue of San Telmo Shares (other than pursuant to currently outstanding San Telmo Options and San Telmo Warrants), San Telmo Options or other securities of San Telmo; (iii) any material acquisition from a third party of assets or securities by San Telmo; or (iv) any material capital expenditure by San Telmo not in the ordinary course of business, that would be materially adverse to the business of San Telmo or the value of the San Telmo Shares to Rolling Thunder.

(k)

Negative Changes.  From the date hereof, there shall not have occurred any actual or threatened change (including any proposal by the Minister of Finance (Canada) to amend the Tax Act or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the sole judgment of Rolling Thunder, acting reasonably, directly or indirectly, has or may have material adverse significance with respect to the business or operations of any of Rolling Thunder and San Telmo, in which either of them has a material interest or with respect to the regulatory regime applicable to their respective businesses and operations.

(l)

Dissent Rights.  Holders of not more than 5% in the aggregate of the San Telmo Securities shall have exercised Dissent Rights.

(m)

No Impairment.  No material right, franchise or licence of San Telmo shall have been or may be impaired (which impairment has not been cured or waived) or otherwise adversely affected, whether as a result of the entering into of this Agreement or otherwise, which might preclude Rolling Thunder from proceeding with or completing the Arrangement, and no covenant, term or condition of any instrument or agreement of San Telmo shall exist which could be materially adverse to the business of San Telmo or the value of the San Telmo Shares to Rolling Thunder or that would preclude Rolling Thunder from proceeding with the Arrangement.

(n)

Fairness Opinion.  Rolling Thunder shall have received a written fairness opinion from its financial advisor, Acumen Capital Finance Partners Limited, confirming its verbal opinion that the consideration to be issued pursuant to the Arrangement is fair, from a financial point of view, to the Rolling Thunder Shareholders.

(o)

Articles of Continuance.  San Telmo shall have filed the Articles of Continuance with the Registrar subsequent to the San Telmo Meeting and prior to obtaining the Final Order.

(p)

Flow-Through Share Matters.

(q)

Releases.  NewCo shall have received duly executed releases by each of the directors and officers of San Telmo with respect to any and all claims against San Telmo arising prior to the Effective Date with respect to such person's position as a director, officer or employee of San Telmo, in form satisfactory to Rolling Thunder, acting reasonably.

(r)

Tax Indemnity.  NewCo shall have received duly executed indemnities by any consultant of San Telmo to whom severance and/or vacation pay is paid or owing, indemnifying NewCo against any and all tax liability in respect of withholdings payable on such payments.

The foregoing conditions precedent are for the benefit of Rolling Thunder and may be waived, in whole or in part, by Rolling Thunder in writing at any time.  If any of the said conditions shall not be complied with or waived in writing by Rolling Thunder on or before the date required for their performance and provided such non-compliance did not arise from the acts or omissions of Rolling Thunder, then Rolling Thunder may rescind and terminate this Agreement by written notice to San Telmo and shall have no other right or remedy against San Telmo, except as set forth herein.

7.3

Notice and Cure Provisions

Each of San Telmo and Rolling Thunder will give prompt notice to the other of the occurrence or non-occurrence, at any time from the date hereof until the Effective Date, of any event or state of facts the occurrence or non-occurrence of which would, or would be likely to:

(a)

cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Date; or

(b)

result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Date.

Neither San Telmo nor Rolling Thunder may elect not to complete the transactions contemplated hereby due to the non-fulfillment of the conditions precedent or any termination right arising therefrom (other than in respect of a breach of Sections 5.3 and 5.4 with respect to San Telmo) unless forthwith and in any event prior to the filing of the Articles of Arrangement for acceptance by the Registrar, San Telmo or Rolling Thunder, being the Party intending to rely thereon, has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or termination right, as the case may be.  If any such notice is delivered, provided that the Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of 20 days from the date of such notice and then only if such matter is not cured in all material respects.  If such notice has been delivered prior to the date of the San Telmo Meeting, such meeting shall be postponed until the expiry of such period.  If such notice has been delivered prior to the making of the application for the Final Order or the filing of the Articles of Arrangement with the Registrar, such application and such filing shall be postponed until the expiry of such period.

ARTICLE 8
AGREEMENT AS TO NON-COMPLETION FEE

8.1

Rolling Thunder Non-Completion Fee

If at any time after the execution of this Agreement and prior to the termination of this Agreement pursuant to Article 9:

(a)

the board of directors of Rolling Thunder withdraws, qualifies or changes any of its recommendations or determinations referred to in Section 2.7 in a manner adverse to San Telmo or resolves to do so prior to the Effective Date, except where San Telmo is in breach of any of its material covenants specified in this Agreement;

(b)

Rolling Thunder breaches any of its material representations, warranties or covenants in this Agreement; or

(c)

Rolling Thunder elects to terminate this Agreement in accordance with subsection 9.1(h), except where San Telmo is in breach of any of its material covenants specified in this Agreement;

(each of the above being a "San Telmo Payment Event"), then Rolling Thunder shall pay to San Telmo $300,000 as a break fee in immediately available funds to an account designated by San Telmo within three Business Days after the occurrence of any one of such San Telmo Payment Events.

8.2

San Telmo Non-Completion Fee

If at any time after the execution of this Agreement and prior to the termination of this Agreement pursuant to Article 9:

(a)

the board of directors of San Telmo withdraws, qualifies or changes any of its recommendations or determinations referred to in Section 2.7 in a manner adverse to Rolling Thunder or resolves to do so prior to the Effective Date, except where Rolling Thunder is in breach of any of its material covenants specified in this Agreement;

(b)

San Telmo breaches any of its material representations, warranties or covenants in this Agreement; or

(c)

San Telmo elects to terminate this Agreement in accordance with subsection 9.1(i), except where Rolling Thunder is in breach of any of its material covenants specified in this Agreement.

(each of the above being a "Rolling Thunder Payment Event"), then San Telmo shall pay to Rolling Thunder $750,000 as a break fee in immediately available funds to an account designated by Rolling Thunder within three Business Days after the occurrence of any one of such Rolling Thunder Payment Events.

8.3

Liquidated Damages

Each Party acknowledges that the amounts set out in this Article 8 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties.  Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

8.4

Limited Remedy

For greater certainty, the Parties agree that the compensation or damages to be received pursuant to this Article 8 is the sole remedy in compensation or damages of the Party receiving such payment; provided, however, that nothing contained in this Article 8 or Section 9.1, including the payment of an amount under this Article 8, shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of a breach of this Agreement by a Party acting in bad faith with a clear intent and design to prevent the conditions precedent to this Agreement's completion from being satisfied.  Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenant or agreement, without the necessity of posting bond or security in connection therewith.

ARTICLE 9
TERMINATION, AMENDMENT AND WAIVER

9.1

Termination

Subject to Section 9.2, this Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Arrangement by the San Telmo Securityholders and the Rolling Thunder Securityholders, by the mutual agreement of San Telmo and Rolling Thunder or by written notice promptly given to the other based on the following:

(a)

by either San Telmo or Rolling Thunder if the Information Circular is not mailed to San Telmo Securityholders and Rolling Thunder Securityholders on or before December 15, 2005; or

(b)

by either San Telmo or Rolling Thunder, with respect to termination rights specified in Sections 7.1 or 7.2 or if all of the conditions for Closing the Arrangement for the benefit of such Party shall not have been satisfied or waived on or before 5:00 p.m. (Calgary time) on January 31, 2006, other than as a result of a breach of this Agreement by the terminating Party which has not been cured in accordance with Section 7.3; or

(c)

by either San Telmo or Rolling Thunder if the San Telmo Shareholders do not approve the Continuance at the San Telmo Meeting; or

(d)

by either San Telmo or Rolling Thunder if the San Telmo Securityholders do not approve the Arrangement at the San Telmo Meeting or if the Rolling Thunder Securityholders do not approve the Arrangement at the Rolling Thunder Meeting; or

(e)

by San Telmo upon the occurrence of a San Telmo Payment Event as provided in Section 8.1; or

(f)

by Rolling Thunder upon the occurrence of a Rolling Thunder Payment Event as provided in Section 8.2; or

(g)

by either San Telmo or Rolling Thunder if, prior to the Effective Time, holders of more than 5% of the San Telmo Shares, or holders of more than 5% of the Rolling Thunder Shares, have validly exercised Dissent Rights; or

(h)

by Rolling Thunder at its option, subject to payment of the fee provided for in Section 8.1; or

(i)

by San Telmo, at its option, subject to payment of the fee provided for in Section 8.2.

9.2

Effect of Termination

In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of San Telmo or Rolling Thunder hereunder except as set forth in Articles 8 and 9 and Sections 11.3 and 11.5, which provisions shall survive the termination of this Agreement.  Nothing in this Section 9.2 shall relieve any Party from liability for any breach of this Agreement.

9.3

Amendment

This Agreement may be amended by mutual agreement between the Parties.  This Agreement may not be amended except by an instrument in writing signed by the appropriate officers or directors on behalf of each of the Parties.

9.4

Waiver

San Telmo, on the one hand, and Rolling Thunder, on the other hand, may: (i) extend the time for the performance of any of the obligations or other acts of the other; (ii) waive compliance with any of the agreements of the other or the fulfillment of any conditions to its own obligations contained herein; or (iii) waive inaccuracies in any of the representations or warranties of the other contained herein or in any document delivered by the other; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

ARTICLE 10
CLOSING

10.1

Closing Date

The date of Closing shall be the date selected by San Telmo and Rolling Thunder, which in any event shall not be later than the third Business Day following the date of the Final Order, and on such date the Closing shall occur in accordance with Sections 10.2 and 10.3.

10.2

Effect of Closing

On the date of Closing, as promptly as practicable after the satisfaction or, to the extent permitted hereunder, the waiver of the conditions set forth in Article 7, the Parties shall cause the Arrangement to be consummated by the filing of the Articles of Arrangement and any other necessary documents prepared in accordance with the provisions of this Agreement and the ABCA with the Registrar in accordance with the ABCA and at the Effective Time on the Effective Date, as specified in the Plan of Arrangement, the Arrangement and the other transactions contemplated by the Plan of Arrangement shall occur.

10.3

Place of Closing

Subject to the termination of this Agreement as provided in Article 9, the closing of the transactions contemplated by this Agreement as detailed in Section 10.2 (the "Closing") will take place at the offices of Bennett Jones LLP, 4500 Bankers Hall East, 855 - 2nd Street SW, Calgary, Alberta, T2P 4K7 on the Effective Date.

10.4

Other Closing Matters

In addition to the other matters required to be delivered under the terms and conditions of this Agreement, each of Rolling Thunder and San Telmo shall deliver, at the Closing, such customary certificates, resolutions and other closing documents as may be required by the other Party, acting reasonably.

ARTICLE 11
GENERAL PROVISIONS

11.1

Notices

Any notice, request, consent, waiver, direction or other communication required or permitted to be given under this Agreement shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the Party to which the notice is to be given at its address for service herein.  Any such notice, request, consent, waiver, direction or other communication shall, if delivered, be deemed to have been given and received on the day on which it was delivered to the address provided herein (if that day is a Business Day, and if it is not, then on the next succeeding Business Day), and if sent by facsimile transmission shall be deemed to have been given and received at the time of receipt unless actually received after 4:00 p.m. at the point of delivery, in which case it shall be deemed to have been given and received on the next Business Day.

(a)	If to Rolling Thunder:	Rolling Thunder Exploration Ltd. 1130, 144 - 4th Avenue S.W. Calgary, Alberta T2P 3N4 Attention: Peter Bolton Fax: 403-262-0229
	with a copy to:	Bennett Jones LLP 4500, 855 - 2nd Street S.W. Calgary, Alberta T2P 4K7 Attention: Brent Kraus Fax: 403-265-7219
(b)	if to San Telmo:	San Telmo Energy Ltd. Suite 430 580 Hornby Street Vancouver, British Columbia V6C 3B6 Attention: William E. Schmidt Fax: 604-687-0586
	with a copy to:	Gowling Lafleur Henderson LLP 1200, 700 - 2nd Street S.W. Calgary, Alberta T2P 4V5 Attention: John N. Iredale Fax: 403-263-9193

11.2

Time of Essence

Time shall be of the essence in this Agreement.

11.3

Entire Agreement

This Agreement and the Confidentiality Agreement constitute the entire agreement between the Parties and cancel and supersede all prior agreements and understandings between the Parties with respect to the subject matter hereof.  To the extent that provisions of the Confidentiality Agreement conflict with provisions of this Agreement, the provisions of this Agreement shall govern.  The respective boards of directors of San Telmo and Rolling Thunder hereby consent under the Confidentiality Agreement (for so long as this Agreement remains in effect and has not been terminated) to the actions of the other taken to consummate the Arrangement and the transactions contemplated thereby and to actions taken to propose amendments thereto under this Agreement.

11.4

Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the Parties without the prior written consent of the other Party.

11.5

Expenses

The Parties agree that, except as set out in Article 8, all out-of-pocket third party transaction expenses of the Arrangement, including legal fees, regulatory filing fees, all disbursements by advisors and printing and mailing costs, shall be paid by the Party incurring such expenses.

11.6

Binding Effect

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

11.7

Further Assurances

Each Party shall, from time to time, and at all times hereafter, at the request of the other Party, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

11.8

Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

11.9

Counterpart Execution

This Agreement may be executed in any number of counterparts, including by facsimile, and each such counterpart shall be deemed to be an original instrument but all such counterparts together shall constitute one agreement.

IN WITNESS WHEREOF, Rolling Thunder and San Telmo have caused this Agreement to be executed as of the date first written above by their respective directors or officers thereunto duly authorized.

ROLLING THUNDER EXPLORATION LTD.

Per:
Peter Bolton
President and Chief Executive Officer

SAN TELMO ENERGY LTD.

Per:
William E. Schmidt
Director

SCHEDULE A

PLAN OF ARRANGEMENT

UNDER SECTION 193
OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1
INTERPRETATION

1.1

Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9;

"Arrangement" means the arrangement to be effected under section 193 of the ABCA on the terms and subject to the conditions set out in this Plan of Arrangement, as supplemented, modified or amended;

"Arrangement Agreement" means the amended and restated arrangement agreement between Rolling Thunder and San Telmo dated as of November 14, 2005, as amended and restated from time to time, providing for, among other things, this Plan of Arrangement and the Arrangement;

"Arrangement Resolution" means: (i) in the case of Rolling Thunder, the special resolution in respect of the Arrangement to be considered at the Rolling Thunder Meeting, the full text of which is attached as Appendix "A" to the Information Circular; and (ii) in the case of San Telmo, the special resolution in respect of the Arrangement to be considered at the San Telmo Meeting, the full text of which is attached as Appendix "C" to the Information Circular;

"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

"Business Day" means any day excepting a Saturday, Sunday or statutory holiday in the Province of Alberta;

"Cash Consideration" has the meaning ascribed thereto in Section 3.3;

"Certificate" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, giving effect to the Arrangement;

"Court" means the Court of Queen's Bench of Alberta;

"Depositary" means the duly appointed depositary in respect of the Arrangement at its principal transfer office in Calgary, Alberta;

"Dissenting Securityholder" means, as applicable, a Rolling Thunder Securityholder or a San Telmo Securityholder who dissents from the Arrangement Resolution in compliance with Section 4.1;

"Effective Date" means the date shown on the Certificate;

"Effective Time" means the time on the Effective Date on which Articles of Arrangement in respect of the Arrangement are filed with the Registrar;

"Election Deadline" means the time and date specified in the Letter of Transmittal and Election Form to make the election specified in Section 3.3(a);

"Fair Market Value" of a security before or after a given date or time means, as applicable, the volume weighted average trading price of such security for the five trading days on the TSX Venture Exchange immediately before or after such date or time;

"Final Order" means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time and from time to time prior to the Effective Time;

"In-the-Money Option" means a San Telmo Option where the exercise price of such option is equal to or less than the Fair Market Value of a San Telmo Share immediately prior to the Effective Time;

"Information Circular" means the joint information circular-proxy statement of Rolling Thunder and San Telmo to be mailed to the Rolling Thunder Securityholders in respect of the Rolling Thunder Meeting and to the San Telmo Securityholders in respect of the San Telmo Meeting;

"Interim Order" means the interim order of the Court in relation to the Arrangement, as such order may be amended by the Court at any time and from time to time;

"Letter of Transmittal and Election Form" means the letter of transmittal and election form sent by Rolling Thunder and San Telmo to the San Telmo Shareholders concurrently with the sending of the Information Circular, permitting such shareholders to make their election to receive Cash Consideration, NewCo Class A Shares or a combination thereof in exchange for their San Telmo Shares;

"NewCo" means Rolling Thunder Exploration Ltd., a corporation governed by the ABCA resulting from the amalgamation of Rolling Thunder and San Telmo in accordance with the Plan;

"NewCo Class A Shares" means class A shares of NewCo having the terms set forth in Schedule A hereto;

"NewCo Class B Shares" means class B shares of NewCo having the terms set forth in Schedule A hereto;

"NewCo Options" means options to acquire NewCo Class A Shares under the NewCo Stock Option Plan;

"NewCo Preferred Shares" means the Series 1 Preferred Shares of NewCo having the terms set forth in Schedule A hereto;

"NewCo Securities" means, collectively, the NewCo Class A Shares, NewCo Class B Shares, NewCo Preferred Shares and NewCo Options;

"NewCo Stock Option Plan" means the stock option plan of NewCo;

"Option Value" means with respect to a San Telmo Option the amount, if any, by which the Fair Market Value of a San Telmo Share exceeds the exercise price in respect of such option, such value being determined immediately before the Effective Time;

"paid-up capital" means paid-up capital as defined in the Income Tax Act (Canada); "Per Security Consideration" means:

(i)

in the case of San Telmo Shares in respect of which a San Telmo Shareholder has delivered to the Depositary, in accordance with Section 3.3, a validly completed Letter of Transmittal and Election Form on or prior to the Election Deadline electing to receive Cash Consideration in exchange for such San Telmo Shares, one NewCo Preferred Share for each such San Telmo Share, subject to reduction in accordance with Section 3.4 in respect of the aggregate amount of Cash Consideration to be delivered;

(ii)

in the case of San Telmo Shares in respect of which a San Telmo Shareholder has delivered to the Depositary, in accordance with Section 3.3, a validly completed Letter of Transmittal and Election Form on or prior to the Election Deadline electing to receive NewCo Class A Shares in exchange for such San Telmo Shares or has not delivered to the Depositary a validly completed Letter of Transmittal and Election Form on or prior to the Election Deadline, 0.5 of a NewCo Class A Share for each such San Telmo Share;

(iii)

in the case of San Telmo Options that are In-the-Money Options, 0.5 of a NewCo Option having an exercise price per NewCo Class A Share equal to the difference between (a) the Fair Market Value of a NewCo Class A Share determined immediately after the Effective Time and (b) two times the Option Value of the San Telmo Option for which such NewCo Option was exchanged hereunder, and having an expiry date that is 120 days following the Effective Date;

(iv)

in the case of San Telmo Options other than In-the-Money Options, 0.5 of a NewCo Option having an exercise price per NewCo Class A Share equal to two times the exercise price of the applicable San Telmo Option and having an expiry date that is 120 days following the Effective Date;

(v)

in the case of Rolling Thunder Class A Shares, one NewCo Class A Share for each Rolling Thunder Class A Share;

(i)

in the case of Rolling Thunder Class B Shares, one NewCo Class B Share for each Rolling Thunder Class B Share; and

(ii)

in the case of Rolling Thunder Options, one NewCo Option having the same exercise price per NewCo Class A Share and expiry date as the applicable Rolling Thunder Option;

"Plan of Arrangement" or "Plan" means this Plan of Arrangement as amended or supplemented from time to time;

"Registrar" means the Registrar of Corporations under the ABCA;

"Rolling Thunder" means Rolling Thunder Exploration Ltd.;

"Rolling Thunder Class A Shares" means class A shares in the capital of Rolling Thunder; "Rolling Thunder Class B Shares" means class B shares in the capital of Rolling Thunder;

"Rolling Thunder Meeting" means the special meeting of the Rolling Thunder Securityholders called to consider and vote on the Arrangement Resolution and any other matters set out in the notice delivered to Rolling Thunder Securityholders in respect of such meeting;

"Rolling Thunder Options" means the options to acquire Rolling Thunder Class A Shares under the Rolling Thunder Stock Option Plan;

"Rolling Thunder Securities" means, collectively, the Rolling Thunder Class A Shares, Rolling Thunder Class B Shares and Rolling Thunder Options;

"Rolling Thunder Securityholders" means the holders of Rolling Thunder Securities; "Rolling Thunder Stock Option Plan" means the stock option plan of Rolling Thunder; "San Telmo" means San Telmo Energy Ltd.;

"San Telmo Meeting" means the special meeting of the San Telmo Securityholders to consider and vote on the Arrangement Resolution and any other matters set out in the notice delivered to San Telmo Securityholders in respect of such meeting;

"San Telmo Options" means the outstanding options to acquire San Telmo Shares granted under the San Telmo Stock Option Plan;

"San Telmo Securities" means, collectively, the San Telmo Shares and San Telmo Options;

"San Telmo Securityholders" means, collectively, the holders of San Telmo Shares and San Telmo Options;

"San Telmo Shareholders" means holders of San Telmo Shares prior to the Effective Time; "San Telmo Shares" means common shares in the capital of San Telmo; and

"San Telmo Stock Option Plan" means the stock option plan of San Telmo.
1.2

Interpretation

The division of this Plan of Arrangement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the interpretation of this Plan of Arrangement.

1.3

Article Reference

Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section, subsection or paragraph or an exhibit by number or letter or both refer to the specified Article, Section, subsection, paragraph or an exhibit, respectively, bearing that designation in this Plan of Arrangement. The exhibit is incorporated herein and is an integral part hereof.

1.4

Number, Gender and Persons

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing one gender shall include all genders; and words importing persons include a natural person, firm, trust, partnership, association, corporation, joint venture or governmental bodies and other legal or business entities of any kind.

1.5

Date for any Action

In the event that any date on or by which any action is required or permitted to be taken hereunder is not a Business Day in the place where the action is required to be taken, such action shall be required or permitted to be taken on or by the next succeeding day which is a Business Day.

1.6

Deemed Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

1.7

Statutory References

Any reference in this Plan of Arrangement to a statute includes such statute as amended, consolidated or re-enacted from time to time, all regulations made thereunder, all amendments to such regulations from time to time, and any statute or regulation which supersedes such statute or regulations.

1.8

Schedules

The following schedules to this Plan of Arrangement are incorporated by reference herein and form part of this Plan of Arrangement:

Schedule A – NewCo Share Terms

ARTICLE 2
THE ARRANGEMENT AGREEMENT AND EFFECT OF THE ARRANGEMENT

2.1

Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms part of the Arrangement Agreement.

2.2

Binding Effect

This Plan of Arrangement will become effective as of, and be binding at and after, the Effective Time on: (i) San Telmo; (ii) Rolling Thunder; (iii) all San Telmo Securityholders; and (iv) all Rolling Thunder Securityholders.

2.3

Conclusive Evidence

The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE 3
THE ARRANGEMENT

3.1

Arrangement

At the Effective Time, the following transactions shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)

Rolling Thunder Securities and San Telmo Securities held by Dissenting Securityholders as of the Effective Time shall be deemed to have been transferred to Rolling Thunder and cancelled and, as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as Rolling Thunder Securityholders and San Telmo Securityholders, respectively, other than the right to be paid the fair value of their Rolling Thunder Securities or San Telmo Securities, as the case may be, and the names of such Dissenting Securityholders shall be removed from the registers of the holders thereof;

(b)

San Telmo and Rolling Thunder shall be amalgamated and continued as one corporation, NewCo, in accordance with the following:

(i)

the articles of NewCo shall be the same as the articles of Rolling Thunder except that the authorized capital of NewCo shall consist of an unlimited number of class A shares, an unlimited number of class B shares, an unlimited number of preferred shares and an unlimited number of series 1 preferred shares, each with the rights, privileges and restrictions as substantially set forth in Schedule A;

(ii)

the by-laws of NewCo shall be the by-laws of Rolling Thunder;

(iii)

the first directors of NewCo shall be the directors of Rolling Thunder;

(iv)

the first officers of NewCo shall be the officers of Rolling Thunder;

(v)

the registered office of NewCo shall be the registered office of Rolling Thunder;

(vi)

the NewCo Stock Option Plan shall be the Rolling Thunder Stock Option Plan;

(vii)

the property of each of San Telmo and Rolling Thunder shall continue to be the property of NewCo;

(viii)

NewCo shall continue to be liable for the obligations of each of San Telmo and Rolling Thunder;

(ix)

any existing cause of action, claim or liability to prosecution of either of San Telmo or Rolling Thunder shall be unaffected;

(x)

any civil, administrative or civil action or proceeding pending by or against either of San Telmo or Rolling Thunder may continue to be prosecuted by or against NewCo;

(xi)

a conviction against, or ruling, order or judgment in favour of or against, either of San Telmo or Rolling Thunder may be enforced by or against NewCo;

(xii)

the Articles of Incorporation and Articles of Amendment of Rolling Thunder shall be deemed to be the Articles of Incorporation of NewCo and the Certificate of Incorporation and Certificate of Amendment and Registration of Restated Articles of Rolling Thunder shall be deemed to be the Certificate of Incorporation of NewCo; and

(xiii)

each of the Rolling Thunder Securities and each of the San Telmo Securities that is not held by a Rolling Thunder Securityholder or San Telmo Securityholder, as the case may be, who has exercised its right of dissent in accordance with Article 4 hereof and who is ultimately entitled to be paid the fair value of the applicable Rolling Thunder Securities or San Telmo Securities, as the case may be, will be cancelled without any act or formality on the part of the Rolling Thunder Securityholder or San Telmo Securityholder, as the case may be, in exchange for the Per Security Consideration;

(c)

each NewCo Preferred Share shall be redeemed by NewCo in accordance with the terms of the NewCo Preferred Shares in exchange for a cash payment in the amount of $0.60 ("Cash Consideration");

(d)

in connection with the exchange of Rolling Thunder Securities and San Telmo Securities for NewCo Securities pursuant to paragraph 3.1(b)(xiii), no fractional NewCo Securities shall be issued and, in lieu of any fractional entitlement, the number of NewCo Securities issued to the former holders of Rolling Thunder Securities and San Telmo Securities shall be rounded up to the next greater whole number of shares if the fractional entitlement is equal to or greater than 0.5, and shall be rounded down to the next lesser whole number of shares if the fractional entitlement is less than 0.5, provided that in respect of the exchange of Rolling Thunder Options and San Telmo Options for NewCo Options fractional entitlements shall, in all cases, be rounded down; and

(e)

the stated capital of each:

(i)

NewCo Preferred Share issued pursuant to section 3.1(b) shall be $0.60;

(ii)

NewCo Class B Share issued pursuant to section 3.1(b) shall be $0.01; and

(iii)

NewCo Class A Share shall be the amount obtained when (A) the paid-up capital of the Rolling Thunder Class A Shares, Rolling Thunder Class B Shares and San Telmo Shares (immediately prior to the Effective Time and excluding any paid-up capital for shares held by Rolling Thunder or San Telmo) less the aggregate stated capital of the NewCo Preferred Shares and NewCo Class B Shares (immediately after the Effective Time) is divided by (B) the number of issued NewCo Class A Shares (immediately after the Effective Time).

3.2

Registers

With respect to each Rolling Thunder Securityholder and each San Telmo Securityholder (other than Dissenting Securityholders), as the case may be, at the Effective Time:

(a)

upon the exchange of Rolling Thunder Securities and San Telmo Securities and the distribution and issuance of NewCo Securities pursuant to subsection 3.1(b)(xiii):

(i)

each such Rolling Thunder Securityholder and San Telmo Securityholder shall become the holder of the applicable NewCo Securities and the name of such Rolling Thunder Securityholder or San Telmo Securityholder, as the case may be, shall be added to the applicable registers of NewCo Securities; and

(ii)

each such Rolling Thunder Securityholder and San Telmo Securityholder shall cease to be a holder of the applicable Rolling Thunder Securities and San Telmo Securities, as the case may be, and the name of such Rolling Thunder Securityholder or San Telmo Securityholder, as the case may be, shall be removed from the applicable registers of Rolling Thunder Securities and San Telmo Securities; and

(b)

upon the redemption of the NewCo Preferred Shares and the distribution of the cash payments in respect thereof pursuant to subsection 3.1(c), each holder of a NewCo Preferred Share shall cease to be a holder of such NewCo Preferred Share and the name of such holder shall be removed from the applicable register of NewCo Preferred Shares.

3.3

Election by San Telmo Shareholders

(a)

Subject to Section 3.4, each San Telmo Shareholder shall make an election by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such holder's election to receive in respect of each San Telmo Share held by such holder either (i) 0.5 of a NewCo Class A Share; or (ii) $0.60 cash receivable on the redemption of the holder's NewCo Preferred Shares (the "Cash Consideration"), together with certificates representing such holder's San Telmo Shares.

(b)

Any former San Telmo Shareholder (other than a Dissenting Securityholder) who fails to comply with the requirements of Section 3.3(a) shall be deemed to have elected to receive 0.5 of a NewCo Class A Share in exchange for each San Telmo Share held by such holder.

3.4

Limit on Cash Consideration

(a)

For greater certainty, with respect to any election required to be made by a San Telmo Shareholder pursuant to Section 3.3, such holder may elect to receive either Cash Consideration or NewCo Class A Shares or a combination thereof in exchange for the aggregate number of San Telmo Shares in respect of which such an election is made, provided, however, each individual San Telmo Share may only be exchanged for the Cash Consideration or 0.5 of a NewCo Class A Share.

(b)

In the event that the aggregate amount of Cash Consideration that would, but for this Section 3.4, be paid to holders of San Telmo Shares pursuant to the Arrangement would exceed $5,000,000, then each San Telmo Shareholder who has elected to receive Cash Consideration in respect of all or any of the San Telmo Shares held by it shall be deemed to have elected to receive Cash Consideration in respect of a number of San Telmo Shares equal to the product (rounded to the nearest whole number) of (A) the number of San Telmo Shares in respect of which such holder has duly elected to receive Cash Consideration and (B) a fraction, rounded to six decimal places, the numerator of which is $5,000,000 and the denominator of which is the aggregate amount of the Cash Consideration otherwise payable to all holders of San Telmo Shares; and such holder shall be deemed to have elected to receive 0.5 of a NewCo Class A Share for each of the remainder of its San Telmo Shares for which, but for this Section 3.4, such holder would otherwise have received Cash Consideration.

ARTICLE 4
RIGHTS OF DISSENT

4.1

Rights of Dissent

Rolling Thunder Securityholders may exercise rights of dissent with respect to Rolling Thunder Securities pursuant to and in the manner set forth in section 191 of the ABCA, as modified by the Interim Order and this Section 4.1 in connection with the Arrangement. San Telmo Securityholders may exercise rights of dissent with respect to San Telmo Securities pursuant to and in the manner set forth in section 191 of the ABCA, as modified by the Interim Order and this Section 4.1 in connection with the Arrangement. Rolling Thunder Securityholders and San Telmo Securityholders who duly exercise such rights of dissent and who:

(a)

are ultimately determined to be entitled to be paid fair value for their Rolling Thunder Securities or San Telmo Securities, as the case may be, shall be deemed to have tendered such Rolling Thunder Securities or San Telmo Securities, as the case may be, for cancellation as of the Effective Time, without any further act or formality in consideration for a payment of cash from NewCo equal to such fair value; or

(b)

are ultimately determined not to be entitled, for any reason, to be paid fair value for their Rolling Thunder Securities or San Telmo Securities, as the case may be, in respect of which they have exercised rights of dissent pursuant to this Section 4.1, shall be deemed to have participated in the Arrangement as of the Effective Time on the same basis as a non-dissenting holder of Rolling Thunder Securities or San Telmo Securities, as the case may be, and shall receive the Per Security Consideration (in the case of San Telmo Shareholders, such Per Security Consideration as is applicable to a holder that has elected not to receive any Cash Consideration) as such non-dissenting Rolling Thunder Securityholders or San Telmo Securityholders;

but in no case shall NewCo, Rolling Thunder, San Telmo or any other person be required to recognize any Dissenting Securityholder as a Rolling Thunder Securityholder or San Telmo Securityholder after the Effective Time and the name of such Rolling Thunder Securityholder or San Telmo Securityholder shall be deleted from the register of Rolling Thunder Securityholders or San Telmo Securityholders, as the case may be, at the Effective Time. The fair value of the Rolling Thunder Securities and San Telmo Securities shall be determined as at the point in time immediately prior to the time the Arrangement Resolution is approved at the Rolling Thunder Meeting or the San Telmo Meeting, as the case may be. For greater certainty, no Rolling Thunder Securityholder or San Telmo Securityholder who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5
PAYMENT AND FRACTIONAL SECURITIES

5.1

Deposit of Cash Consideration

Prior to the Effective Time, Rolling Thunder shall deposit with the Depositary that amount of Cash Consideration payable in accordance with Section 3.3(a), subject to a maximum amount of $5,000,000. Such amount shall be held by the Depositary as agent and nominee for Rolling Thunder until the Effective Time and, provided the Articles of Arrangement are filed with the Registrar, thereafter shall be paid to the former San Telmo Shareholders in accordance with the provisions of Sections 3.3, 3.4 and 5.3.

5.2

Right to Receive Consideration Only

From and after the Effective Time, certificates formerly representing Rolling Thunder Securities and San Telmo Securities shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Securityholders, other than those Dissenting Securityholders deemed to have participated in the Arrangement pursuant to Section 4.1, to receive the fair value of the Rolling Thunder Securities and San Telmo Securities, as the case may be, represented by such certificates.

5.3

Surrender of Certificates Representing San Telmo Shares

As soon as practicable following the later of the Effective Date and the date of deposit with the Depositary by a former San Telmo Shareholder acquired under the Arrangement of a duly completed Letter of Transmittal and Election Form and the certificates representing San Telmo Shares formerly held by such former holder:

(a)

NewCo shall forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal and Election Form a certificate representing that number (rounded down to the nearest whole number) of NewCo Class A Shares issued to such holder under the Arrangement (together with any dividends or distributions with respect thereto pursuant to section 5.4); and

(b)

the Depositary shall either:

(i)

forward or cause to be forwarded to such former holder the Cash Consideration payable to such former holder under the Arrangement; or

(ii)

if requested by the former holder in the Letter of Transmittal and Election Form make or cause to be made available the Cash Consideration at the Depositary for pick-up by the former holder.

After the Effective Date, no further transfer of San Telmo Shares will be made except as provided in this Plan of Arrangement. In the event of a transfer of ownership of San Telmo Shares which is not registered in the transfer records of San Telmo, (i) a certificate representing the proper number of NewCo Class A Shares and (ii) the Cash Consideration, may be issued or paid to the transferee if the certificate representing such San Telmo Shares is presented to the Depositary, accompanied by a duly completed Letter of Transmittal and Election Form and all documents required to evidence and effect such transfer to the transferee.

5.4

Dividends and Other Distributions

No dividends or other distributions declared or made on or after the Effective Time with respect to the NewCo Class A Shares or NewCo Class B Shares with a record date on or after the Effective Time shall be paid to the holder of any certificates formerly representing outstanding Rolling Thunder Securities or outstanding San Telmo Securities which are not surrendered pursuant to Section 5.3 unless and until the certificate representing such Rolling Thunder Securities or San Telmo Securities, as the case may be, shall be surrendered in accordance with Section 5.3. Subject to applicable law and to Section 5.3, at the time of such surrender or exercise of any such certificate (or, in the case of clause (b) below, at the appropriate payment date), there shall be paid to the holder of the NewCo Class A Shares or NewCo Class B Shares resulting from the Arrangement, in all cases without interest, (a) the amount of dividends or other distributions with a record date on or after the Effective Time theretofore paid with respect to such shares, and (b) the amount of dividends or other distributions with a record date on or after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such shares.

5.5

Lost Certificates

If any certificate which prior to the Effective Time represented outstanding Rolling Thunder Securities or San Telmo Securities which were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed: (a) if the documents required by this Section 5.5 are received by Rolling Thunder prior to the Election Deadline, (i) NewCo will issue in relation to such lost, stolen or destroyed certificate one or more certificates representing NewCo Securities pursuant to Section 3.1 (together with any dividends or distributions with respect thereto pursuant to Section 5.4) deliverable in respect thereof as determined in accordance with Section 3.1 and, if applicable, such holder's duly completed Letter of Transmittal and Election Form and (ii) the Depositary will pay in relation to such lost, stolen or destroyed certificate, if applicable, the Cash Consideration deliverable in accordance with such Letter of Transmittal and Election Form, subject to Section 3.4; and (b) if the documents required by this Section 5.5 are received by Rolling Thunder or NewCo after the Election Deadline, NewCo will issue in relation to such lost, stolen or destroyed certificate one or more certificates representing NewCo Securities pursuant to Section 3.1 (together with any dividends or distributions with respect thereto pursuant to Section 5.4), in the case of San Telmo Shareholders as if such shareholders had elected not to receive any Cash Consideration.

When seeking such certificate and payment in exchange for any lost, stolen or destroyed certificate, the person to whom certificates representing NewCo Securities and any Cash Consideration are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to NewCo, its transfer agent and the Depositary, in such sum as NewCo may direct or otherwise indemnify NewCo, its transfer agent and the Depositary in a manner satisfactory to NewCo, its transfer agent and the Depositary against any claim that may be made against

NewCo, its transfer agent and the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

5.6

Extinguishment of Rights

Any certificate which prior to the Effective Time represented outstanding San Telmo Shares that is not deposited will all other documents required by this Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent the right, claim or interest of any kind or nature to receive the consideration to which a former San Telmo Shareholder is entitled under this Plan of Arrangement and, for greater certainty, the right of such former San Telmo Shareholder to receive certificates representing NewCo Class A Shares, NewCo Preferred Shares or Cash Consideration, as the case may be, shall be deemed to be surrendered to NewCo.

5.7

No Interest

No interest shall accrue or be payable on any consideration payable to any Rolling Thunder Securityholder, San Telmo Securityholder or NewCo Securityholder pursuant to the Arrangement, including, without limitation, the Cash Consideration, and no portion of the consideration payable pursuant to the Arrangement shall be construed as representing interest.

5.8

Withholding Rights

NewCo and the Depositary shall each be entitled to deduct and withhold from any consideration issuable or payable to any holder of Rolling Thunder Securities or San Telmo Securities such amounts as NewCo or the Depositary is required to deduct and withhold with respect to such payment under any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Rolling Thunder Securityholder or San Telmo Securityholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

5.9

Termination of Depositary

Any funds held by the Depositary that remain undistributed to former San Telmo Shareholders nine months after the Effective Date shall be delivered to NewCo, or its successor, upon demand therefor, and holders of certificates previously representing San Telmo Shares who have not theretofore complied with Section 4.1 shall thereafter, subject to Section 5.5, look only to NewCo, or its successor, for payment of any claim to cash.

ARTICLE 6
AMENDMENT

6.1

Plan of Arrangement Amendment

Rolling Thunder and San Telmo reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time, provided that any such amendment, modification and/or supplement must be contained in a written document that is: (a) agreed to by Rolling Thunder and San Telmo; (b) filed with the Court and, if made following the Rolling Thunder Meeting or the San Telmo Meeting, approved by the Court; and (c) communicated to the Rolling Thunder Securityholders and the San Telmo Securityholders in the manner required by the Court (if so required).

ARTICLE 7
FURTHER ASSURANCES

7.1

Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur at the time and in the manner set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do or execute, or cause to be made, done or executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein

SCHEDULE B

I.

FORM OF SAN TELMO SHAREHOLDER SUPPORT AGREEMENT

__________________ , 2005

Dear Sir/Madam:

Re: Arrangement involving Rolling Thunder Exploration Ltd. and San Telmo Energy Ltd.

Reference is made to the Arrangement Agreement dated as of

, 2005 (the
"Arrangement Agreement") between Rolling Thunder Exploration Ltd. ("Rolling Thunder") and San Telmo Energy Ltd. ("San Telmo") which contemplates a Plan of Arrangement occurring under section 193 of the Business Corporations Act (Alberta). All capitalized terms not defined herein shall have the meanings attributed thereto in the Arrangement Agreement.

We understand that you or your affiliates (the "Securityholder") beneficially own, directly or indirectly, or exercise control or direction over, the number of common shares, options to acquire common shares and warrants of San Telmo set forth in your acceptance at the end of this letter agreement (collectively, the "Subject Securities", which term shall include any common shares issued to the Securityholder after the date hereof pursuant to the exercise of any of such securities and all common shares of San Telmo otherwise acquired by the Securityholder after the date hereof).

In consideration for Rolling Thunder entering into the Arrangement Agreement with San Telmo, the Securityholder agrees as follows:

1.

Covenants of the Securityholder

By the acceptance of this letter agreement, the Securityholder hereby irrevocably and unconditionally agrees, subject to the terms of paragraph 5 of this letter agreement, from the date hereof until the Effective Time:

(a)

not to sell, assign, convey or otherwise transfer or dispose of any or all of the Subject Securities, provided that the Securityholder may sell, assign, convey or otherwise transfer or dispose of any or all of the Subject Securities to a Related Person provided that such Related Person enters into an agreement with Rolling Thunder on the same terms as this Agreement, or otherwise agrees with Rolling Thunder to be bound by the provisions hereof; for the purposes hereof, "Related Person" means: (i) a spouse, parent, grandparent, brother, sister or child of the Securityholder; (ii) a company or family trust if all of the voting securities of such company are held by, or all the beneficiaries of such trust are, one or more of the persons referred to in clause (i); (iii) an "associate" or "affiliate" within the meaning of the Securities Act (Alberta); or (iv) an entity whose securities are beneficially owned or controlled by substantially similar persons, companies or other entities that beneficially own or control the securities of the Securityholder;

(b)

except for all such actions that are permitted under section 3 hereof, to do all such things and to take all such steps as may reasonably be required to be done or taken by the Securityholder to cause all of the Subject Securities (except for options and warrants which have not been exercised into common shares of San Telmo) to be voted in favor of the resolutions approving the Continuance, the Arrangement and any and all related matters to be put before the San Telmo Meeting and to be voted to oppose any proposed action by any person whatsoever which could prevent or delay the completion of the Continuance, the Arrangement and the transactions contemplated by the Arrangement Agreement;

(c)

subject to section 3 hereof and except as may be specifically permitted pursuant to subsection 5.3 of the Arrangement Agreement, not (and use its reasonable efforts to cause San Telmo not) to solicit, initiate or encourage inquiries, submissions, proposals or offers from any other person, entity or group relating to, or participate in any negotiations regarding, or furnish to any other person, entity or group any information with respect to, or otherwise cooperate in any way with or assist or participate in or facilitate or encourage any effort or attempt with respect to (i) any amalgamation, merger, sale of assets, take-over bid, substantial issuer bid, reorganization, recapitalization, liquidation or winding-up, change in the composition of the board of directors or other business combination or transaction involving San Telmo, (ii) except as provided by the terms of this letter agreement, the direct or indirect acquisition or disposition of all or any of the Subject Securities; or (iii) any action which is inconsistent with the successful completion of the Arrangement; the Securityholder will notify Rolling Thunder promptly if the Securityholder becomes aware that any such discussions or negotiations are sought or if any proposal in respect of another transaction involving San Telmo is received, being considered or indicated to be forthcoming, including the name of the third party on whose behalf such communications have occurred and details of the communication, and shall keep Rolling Thunder fully apprised of the status thereof;

(d)

not to exercise any statutory or other right of dissent or appraisal with respect to the Subject Securities which might be available to the Securityholder in connection with the Arrangement; and

(e)

not to exercise any shareholder rights or remedies available at common law or pursuant to the Business Corporations Act (British Columbia), or subsequent to the Continuance the Business Corporations Act (Alberta), or applicable securities legislation to delay, hinder, prevent, interfere with or challenge the Arrangement.

2.

Representations of the Securityholder

The Securityholder represents and warrants to Rolling Thunder, and hereby acknowledges that Rolling Thunder is relying upon such representations and warranties, that at the date hereof:

(a)

the Securityholder is the beneficial owner of, or exercises control or direction over, the Subject Securities and has sufficient power, authority and right to enter into this agreement as a valid and binding agreement enforceable by Rolling Thunder in accordance with its terms;

(b)

none of the Subject Securities is, or will be at the time of the San Telmo Meeting, subject to any voting trust or voting agreement (other than this letter agreement), and there will not be any proxy in existence with respect to any of the Subject Securities except for any proxy given by the Securityholder for the purpose of fulfilling the Securityholder's obligations hereunder;

(c)

no person, firm or corporation has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities or any interest therein or right thereto;

(d)

this letter agreement has been duly executed and delivered by the Securityholder and constitutes, subject to principles affecting equitable relief, a valid and binding obligation of the Securityholder enforceable against it in accordance with its terms;

(e)

neither the entering into of this letter agreement nor the performance by the Securityholder of any of the Securityholder's obligations under this letter agreement will constitute a breach of any other agreement to which the Securityholder is a party or by which any of the Securityholder's assets or properties (including the Subject Securities) are bound; and

(f)

there are and, at all times up to and including the date of the San Telmo Meeting, will be no restrictions on the Subject Securities which would prevent the Securityholder from voting the Subject Securities in favor of the Arrangement.

3.

No Limit on Fiduciary Duty

It is acknowledged that the covenants of the Securityholder set forth in paragraph 1(c) of this letter agreement relate to the Securityholder acting solely in the capacity of a holder of San Telmo securities and not, if applicable, as a director or officer of San Telmo, and shall not affect, restrict, limit or prohibit the Securityholder from exercising (in his capacity as a director or officer or as counsel) his fiduciary duties to San Telmo under applicable law or require the Securityholder, in his capacity as an officer of or counsel to San Telmo, to take any action in contravention of, or omit to take any action pursuant to, or otherwise take or refrain from taking any actions which are inconsistent with, instructions or directions of San Telmo's board of directors undertaken in the exercise of their fiduciary duties. The Securityholder acknowledges that pursuant to this letter agreement the Securityholder may be required to act as a holder of the Subject Securities in a manner different from the manner in which the Securityholder is obligated to act in the capacity of a director or officer of San Telmo.

4.

Expenses

Rolling Thunder and the Securityholder agree to pay their own respective expenses incurred in connection with this letter agreement.

5.

Termination

It is understood and agreed that the respective rights and obligations hereunder of Rolling Thunder and the Securityholder shall cease and this letter agreement shall terminate on the first to occur of:

(a)

the Effective Date;

(b)

the date that the Arrangement Agreement is terminated;

(c)

if the Arrangement is not approved by the requisite majority of San Telmo Securityholders, January 31, 2006; and

(d)

if, prior to the Effective Date, an Acquisition Proposal is announced, proposed, offered or made to San Telmo Shareholders or San Telmo which, in the opinion of San Telmo's board of directors would constitute a Superior Proposal under Section 5.3(b) of the Arrangement Agreement and San Telmo accepts, approves or recommends such Superior Proposal or enters into an agreement in respect thereof, in any case in accordance with Section 5.4 of the Arrangement Agreement.

6.

Amendment

Except as expressly set forth herein, this letter agreement constitutes the whole of the agreement between the parties and may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

7.

Assignment

No party to this letter agreement may assign any of its rights or obligations under this letter agreement without the prior written consent of the other party.

8.

Disclosure

Prior to first public disclosure of the existence and terms and conditions of this letter, none of the parties hereto shall disclose the existence of this letter agreement, or any details hereof, to any person other than Rolling Thunder and its directors and officers, without the prior written consent of the other party hereto, except to the extent required by law. The existence and terms and conditions of this letter agreement may be disclosed by Rolling Thunder and San Telmo in the news release issued in connection with the execution of the Arrangement Agreement and the Information Circular prepared in respect of the San Telmo Meeting and the Rolling Thunder Meeting.

9.

Enurement

This letter agreement will be binding upon and enure to the benefit of Rolling Thunder, the Securityholder and their respective executors, administrators, successors and permitted assigns.

10.

Applicable Law

This letter agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.

11.

Time of the Essence

Time shall be of the essence of this agreement.

12.

Remedies

The Securityholder agrees that if this letter agreement is breached, or if a breach hereof is threatened, damages may be an inadequate remedy, and therefore, without limiting any other remedy available at law or in equity, an injunction, a restraining order, specific performance and other forms of equitable relief for damages, or any combination thereof, shall be available to Rolling Thunder.

13.

Further Assurances

The Securityholder shall from time to time and at all times hereafter at the request of Rolling Thunder but without further consideration, do and perform all such further acts, matters and things and execute and deliver all such further documents, deeds, assignments, agreements, notices and writings and give such further assurances as shall be reasonably required for the purpose of giving effect to this letter agreement.

14.

Counterparts

This letter agreement may be signed in counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of telecopier.

Your truly,

ROLLING THUNDER EXPLORATION LTD. Per:

ACCEPTANCE

The foregoing is hereby accepted as of and with effect from the day of

, 2005 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or exercises control or direction over the Subject Securities indicated below.

Witness

Name: Title:

common shares

options to acquire common shares

warrants

II. FORM OF ROLLING THUNDER SHAREHOLDER SUPPORT AGREEMENT

 , 2005 Dear Sir/Madam:

Re: Arrangement involving Rolling Thunder Exploration Ltd. and San Telmo Energy Ltd.

Reference is made to the Arrangement Agreement dated as of

, 2005 (the
"Arrangement Agreement") between Rolling Thunder Exploration Ltd. ("Rolling Thunder") and San Telmo Energy Ltd. ("San Telmo") which contemplates a Plan of Arrangement occurring under section 193 of the Business Corporations Act (Alberta). All capitalized terms not defined herein shall have the meanings attributed thereto in the Arrangement Agreement.

We understand that you or your affiliates (the "Securityholder") beneficially own, directly or indirectly, or exercise control or direction over, the number of class A shares, class B shares and options to acquire class A shares of Rolling Thunder set forth in your acceptance at the end of this letter agreement (collectively, the "Subject Securities", which term shall include any class A shares issued to the Securityholder after the date hereof pursuant to the exercise of any of such securities and all shares of San Telmo otherwise acquired by the Securityholder after the date hereof).

In consideration for San Telmo entering into the Arrangement Agreement with Rolling Thunder, the Securityholder agrees as follows:

1.

Covenants of the Securityholder

By the acceptance of this letter agreement, the Securityholder hereby irrevocably and unconditionally agrees, subject to the terms of paragraph 5 of this letter agreement, from the date hereof until the Effective Time:

(a)

not to sell, assign, convey or otherwise transfer or dispose of any or all of the Subject Securities, provided that the Securityholder may sell, assign, convey or otherwise transfer or dispose of any or all of the Subject Securities to a Related Person provided that such Related Person enters into an agreement with San Telmo on the same terms as this Agreement, or otherwise agrees with San Telmo to be bound by the provisions hereof; for the purposes hereof, "Related Person" means: (i) a spouse, parent, grandparent, brother, sister or child of the Securityholder; (ii) a company or family trust if all of the voting securities of such company are held by, or all the beneficiaries of such trust are, one or more of the persons referred to in clause (i); (iii) an "associate" or "affiliate" within the meaning of the Securities Act (Alberta); or (iv) an entity whose securities are beneficially owned or controlled by substantially similar persons, companies or other entities that beneficially own or control the securities of the Securityholder;

(b)

except for all such actions that are permitted under section 3 hereof, to do all such things and to take all such steps as may reasonably be required to be done or taken by the Securityholder to cause all of the Subject Securities (except for options which have not been exercised into class A shares of Rolling Thunder) to be voted in favor of the resolutions approving the Arrangement and any and all related matters to be put before the Rolling Thunder Meeting and to be voted to oppose any proposed action by any person whatsoever which could prevent or delay the completion of the Arrangement and the transactions contemplated by the Arrangement Agreement;

(c)

subject to section 3 hereof not to solicit, initiate or encourage inquiries, submissions, proposals or offers from any other person, entity or group relating to, or participate in any negotiations regarding, or furnish to any other person, entity or group any information with respect to, or otherwise cooperate in any way with or assist or participate in or facilitate or encourage any effort or attempt with respect to (i) any amalgamation, merger, sale of assets, take-over bid, substantial issuer bid, reorganization, recapitalization, liquidation or winding-up, change in the composition of the board of directors or other business combination or transaction involving Rolling Thunder, (ii) except as provided by the terms of this letter agreement, the direct or indirect acquisition or disposition of all or any of the Subject Securities; or (iii) any action which is inconsistent with the successful completion of the Arrangement; the Securityholder will notify San Telmo promptly if the Securityholder becomes aware that any such discussions or negotiations are sought or if any proposal in respect of another transaction involving Rolling Thunder is received, being considered or indicated to be forthcoming, including the name of the third party on whose behalf such communications have occurred and details of the communication, and shall keep San Telmo fully apprised of the status thereof;

(d)

not to exercise any statutory or other right of dissent or appraisal with respect to the Subject Securities which might be available to the Securityholder in connection with the Arrangement; and

(e)

not to exercise any shareholder rights or remedies available at common law or pursuant to the Business Corporations Act (Alberta) or applicable securities legislation to delay, hinder, prevent, interfere with or challenge the Arrangement.

2.

Representations of the Securityholder

The Securityholder represents and warrants to San Telmo, and hereby acknowledges that San Telmo is relying upon such representations and warranties, that at the date hereof:

(a)

the Securityholder is the beneficial owner of, or exercises control or direction over, the Subject Securities and has sufficient power, authority and right to enter into this agreement as a valid and binding agreement enforceable by San Telmo in accordance with its terms;

(b)

none of the Subject Securities is, or will be at the time of the Rolling Thunder Meeting, subject to any voting trust or voting agreement (other than this letter agreement), and there will not be any proxy in existence with respect to any of the

Subject Securities except for any proxy given by the Securityholder for the purpose of fulfilling the Securityholder's obligations hereunder;

(c)

no person, firm or corporation has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities or any interest therein or right thereto;

(d)

this letter agreement has been duly executed and delivered by the Securityholder and constitutes, subject to principles affecting equitable relief, a valid and binding obligation of the Securityholder enforceable against it in accordance with its terms;

(e)

neither the entering into of this letter agreement nor the performance by the Securityholder of any of the Securityholder's obligations under this letter agreement will constitute a breach of any other agreement to which the Securityholder is a party or by which any of the Securityholder's assets or properties (including the Subject Securities) are bound; and

(f)

there are and, at all times up to and including the date of the Rolling Thunder Meeting, will be no restrictions on the Subject Securities which would prevent the Securityholder from voting the Subject Securities in favor of the Arrangement.

3.

No Limit on Fiduciary Duty

It is acknowledged that the covenants of the Securityholder set forth in paragraph 1(c) of this letter agreement relate to the Securityholder acting solely in the capacity of a holder of Rolling Thunder securities and not, if applicable, as a director or officer of Rolling Thunder, and shall not affect, restrict, limit or prohibit the Securityholder from exercising (in his capacity as a director or officer or as counsel) his fiduciary duties to Rolling Thunder under applicable law or require the Securityholder, in his capacity as an officer of or counsel to Rolling Thunder, to take any action in contravention of, or omit to take any action pursuant to, or otherwise take or refrain from taking any actions which are inconsistent with, instructions or directions of Rolling Thunder's board of directors undertaken in the exercise of their fiduciary duties. The Securityholder acknowledges that pursuant to this letter agreement the Securityholder may be required to act as a holder of the Subject Securities in a manner different from the manner in which the Securityholder is obligated to act in the capacity of a director or officer of Rolling Thunder.

4.

Expenses

San Telmo and the Securityholder agree to pay their own respective expenses incurred in connection with this letter agreement.

5.

Termination

It is understood and agreed that the respective rights and obligations hereunder of San Telmo and the Securityholder shall cease and this letter agreement shall terminate on the first to occur of:

(a)

the Effective Date;

(b)

the date that the Arrangement Agreement is terminated; and

(c)

if the Arrangement is not approved by the requisite majority of Rolling Thunder Securityholders, January 31, 2006.

6.

Amendment

Except as expressly set forth herein, this letter agreement constitutes the whole of the agreement between the parties and may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

7.

Assignment

No party to this letter agreement may assign any of its rights or obligations under this letter agreement without the prior written consent of the other party.

8.

Disclosure

Prior to first public disclosure of the existence and terms and conditions of this letter, none of the parties hereto shall disclose the existence of this letter agreement, or any details hereof, to any person other than San Telmo and its directors and officers, without the prior written consent of the other party hereto, except to the extent required by law. The existence and terms and conditions of this letter agreement may be disclosed by Rolling Thunder and San Telmo in the news release issued in connection with the execution of the Arrangement Agreement and the Information Circular prepared in respect of the San Telmo Meeting and the Rolling Thunder Meeting.

9.

Enurement

This letter agreement will be binding upon and enure to the benefit of San Telmo, the Securityholder and their respective executors, administrators, successors and permitted assigns.

10.

Applicable Law

This letter agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.

11.

Time of the Essence

Time shall be of the essence of this agreement.

12.

Remedies

The Securityholder agrees that if this letter agreement is breached, or if a breach hereof is threatened, damages may be an inadequate remedy, and therefore, without limiting any other remedy available at law or in equity, an injunction, a restraining order, specific performance and other forms of equitable relief for damages, or any combination thereof, shall be available to San Telmo.

13.

Further Assurances

The Securityholder shall from time to time and at all times hereafter at the request of San Telmo but without further consideration, do and perform all such further acts, matters and things and execute and deliver all such further documents, deeds, assignments, agreements, notices and writings and give such further assurances as shall be reasonably required for the purpose of giving effect to this letter agreement.

14.

Counterparts

This letter agreement may be signed in counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of telecopier.

Your truly,

SAN TELMO ENERGY LTD. Per:

ACCEPTANCE

The foregoing is hereby accepted as of and with effect from the day of

, 2005 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or exercises control or direction over the Subject Securities indicated below.

Witness

Name:

Title:

options to acquire class A shares

SCHEDULE C

FORM OF JOINT NEWS RELEASE

FORM OF JOINT NEWS RELEASE
Joint News Release - For Immediate Release

Rolling Thunder Exploration Ltd. and San Telmo Energy Ltd.
Enter into Arrangement Agreement

Calgary, Alberta November 1, 2005 - Rolling Thunder Exploration Ltd. ("Rolling Thunder") (TSXV Symbol - ROL.A, ROL.B) and San Telmo Energy Ltd. ("San Telmo") (TSXV Symbol - STU; OTCBB Symbol - STUOF) announced today that they have entered into an arrangement agreement dated as of November 1, 2005, pursuant to which they will amalgamate their businesses (the "Transaction") and continue as Rolling Thunder Exploration Ltd. under the leadership of the current Rolling Thunder management team. The Transaction will be completed pursuant to a court approved Plan of Arrangement.

Under the terms of the transaction, Rolling Thunder class A shareholders will receive one class A share of the amalgamated entity for each Rolling Thunder class A share held, Rolling Thunder class B shareholders will receive one class B share of the amalgamated entity for each Rolling Thunder class B share held, and San Telmo shareholders will receive $0.60 per San Telmo share comprised of, at the election of each San Telmo shareholder: (i) 0.5 class A shares of the amalgamated entity for each San Telmo share held; or (ii) $0.60 cash for each San Telmo share held; or (iii) a combination of shares and cash, subject in all cases to maximum aggregate cash consideration of $5,000,000.

Holders of options of Rolling Thunder and holders of options and warrants of San Telmo will also participate in the Plan of Arrangement and will receive replacement options and warrants in the amalgamated entity.

The current management team of Rolling Thunder, led by Peter Bolton, President and Chief Executive Officer, Kamelia Wong, Chief Financial Officer and Corporate Secretary, Ken Ellison, Vice President, Exploration and Chief Operating Officer, Jim Tyndall, Vice President, Engineering and Steve Farrier, Manager, Geophysics, will remain the same following the Transaction. The Board of Directors of Rolling Thunder also will remain the same, comprised of Keith Macdonald (Chair), Peter Bolton, Brian Bass, Ken Ellison and Ray Smith.

On a pro forma basis, the combined company will have a production base equivalent to San Telmo's current sales of approximately 450 boe/d comprised of 82% natural gas and 18% oil and natural gas liquids. Production levels are expected to increase up to 600 boeld in early 2006, as additional wells come on-stream. The combined company will also hold approximately 11,680 gross (9,266 net) acres of undeveloped land, and 2,560 gross (1,920 net) acres under option. Net working capital will be approximately S2,000,000 after deducting estimated deal costs and assuming San Telmo shareholders elect the maximum aggregate cash consideration of $5,000,000. It is expected that the company will have an unused credit line of approximately $5 million along with combined, useable tax pools of about $12 million.

Rolling Thunder and San Telmo are arm's length parties and the Transaction has the unanimous support of the directors of both Rolling Thunder and San Telmo. Both Brian Bass, who is the President and Chief Executive Officer of San Telmo and a director of both. Rolling Thunder and San Telmo, and Ken Ellison, who is a consultant of San Telmo and a director of Rolling Thunder, excused themselves from, and did not participate in, any of the deliberations of either board in respect of the Transaction. An independent committee of the board of directors of San Telmo, comprised of William E. Schmidt and Chris Dyakowski, evaluated the Transaction and recommended that the board of San Telmo approve the Transaction. An independent committee of the board of directors of Rolling Thunder, comprised of Messrs. Macdonald and Smith, evaluated the Transaction and recommended that the board of Rolling Thunder approve the Transaction.

Sayer Securities Limited acted as financial advisor to San Telmo and has provided a verbal opinion to San Telmo that the transaction is fair, from a financial point of view, to San Telmo shareholders, and will provide a fairness opinion, subject to review of final documentation. Acumen Capital Finance Partners Limited acted as financial advisor to Rolling Thunder and has provided a verbal opinion to Rolling Thunder that the transaction is fair, from a financial point of view, to Rolling Thunder shareholders, and will provide a fairness opinion, subject to review of final documentation.

Several shareholders of San Telmo (including management and directors) have executed lock-up agreements and have agreed to vote in favour of the Transaction. The board of directors and management of Rolling Thunder have also executed lock-up agreements and have also agreed to vote such shares in favour of the Transaction. The Transaction will require the approval of 66 2/3% of the votes cast by San Telmo's securityholders and Rolling Thunder's securityholders and will be subject to all requisite regulatory approvals and other customary conditions, including approval of the TSX Venture Exchange. Securityholders of San Telmo and Rolling Thunder will be asked to consider the Transaction at special meetings expected to be held in late December.

San Telmo has agreed to pay Rolling Thunder a non-completion fee of $750,000 in certain circumstances and has agreed to terminate any discussions with other parties and not to solicit other proposals. Rolling Thunder has agreed to pay San Telmo a non-completion fee of $300,000 in certain limited circumstances.

For further information, please contact:

Roiling Thunder Exploration Ltd.

San Telmo Energy Ltd.

1130, 144 - 4th Avenue S.W.

Suite 430, 580 Hornby Street

Calgary, Alberta T2P 3N4

Vancouver, British Columbia V6C 3B6

Peter Bolton, President & CEO

William E. Schmidt, Director

Telephone:

403-532-6221

Telephone:

604-687-4456

Fax:

403-262-0229

Fax:

604-687-0586

Completion of the transaction is subject to a number of conditions, including, but not limited to, shareholder approval of the continuance of San Tehno into Alberta, securityholder approval of the Transaction, TSX Venture Exchange acceptance and Court approval. The transaction cannot close until the required approvals are obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Information provided herein contains forward-looking information. The reader is cautioned that assumptions used in the preparation of such information, which are considered reasonable by Rolling Thunder and San Telmo at the time of preparation may prove to be incorrect. Actual results achieved will vary from the information provided and the variations may be material. There is no representation by Rolling Thunder and San Telmo that actual results achieved will. be the same in whole or in part as those indicated in the forward-looking statements.

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF ROLLING THUNDER

As of the date hereof, Rolling Thunder hereby represents and warrants to San Telmo as follows and acknowledges that San Telmo is relying upon these representations and warranties in connection with the entering into of this Agreement:

1.

Organization and Qualification

Rolling Thunder is a corporation duly incorporated and organized and validly existing under the laws of Alberta and has the requisite corporate power and authority to own or lease its property and assets and to carry on its business as it is now being conducted.  Rolling Thunder is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Rolling Thunder.

2.

Authority Relative to this Agreement

Rolling Thunder has the requisite corporate authority to enter into this Agreement and to perform and carry out its obligations hereunder.  The execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly authorized by Rolling Thunder's board of directors, and no other corporate proceedings on the part of Rolling Thunder are necessary to authorize this Agreement and the transactions contemplated hereby.  This Agreement has been duly executed and delivered by Rolling Thunder and constitutes a legal, valid and binding obligation of Rolling Thunder enforceable against Rolling Thunder in accordance with its terms, subject to: (i) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity; and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

3.

No Violations

(a)

Except as previously disclosed in writing to San Telmo, neither the execution and delivery of this Agreement by Rolling Thunder, the completion of the transactions contemplated hereby nor the fulfillment and compliance by Rolling Thunder with any of the terms and provisions hereof will: (i) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Rolling Thunder under, any of the terms, conditions or provisions of (x) the Rolling Thunder Governing Documents, or (y) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Rolling Thunder is a party or to which it, or its properties or assets, may be subject or by which Rolling Thunder is bound; or (ii) subject to compliance with the statutes and regulations referred to in Section 3(b), violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Rolling Thunder (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults or terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on Rolling Thunder or on the ability of Rolling Thunder to consummate the transactions contemplated hereby).

(b)

Except as previously disclosed in writing to San Telmo, other than in connection with or in compliance with the provisions of Securities Laws, the rules of the TSX Venture Exchange and any pre-merger notification statutes: (i) there is no legal impediment to Rolling Thunder's consummation of the transactions contemplated by this Agreement or any agreements contemplated hereunder; and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Rolling Thunder in connection with the consummation of the transactions contemplated by this Agreement, except for such filings or registrations which, if not made, and for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on the ability of Rolling Thunder to consummate the transactions contemplated hereby.

4.

Capitalization

The authorized share capital of Rolling Thunder consists of an unlimited number of Rolling Thunder Class A Shares and an unlimited number of Rolling Thunder Class B Shares of which 10,820,000 Rolling Thunder Class A Shares and 810,000 Rolling Thunder Class B Shares are issued and outstanding.  At the date hereof, 830,000 Rolling Thunder Class A Shares are issuable pursuant to the exercise of outstanding Rolling Thunder Options, 495,000 Rolling Thunder Class A Shares are issuable pursuant to the exercise of Rolling Thunder Agents' Options and an additional number of Rolling Thunder Class A Shares are issuable on exercise of the Rolling Thunder Class B Shares pursuant to the terms attached to such Rolling Thunder Class B Shares.

Except as set forth above, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Rolling Thunder of any securities of Rolling Thunder (including the Rolling Thunder Class A Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Rolling Thunder (including the Rolling Thunder Class A Shares), nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of Rolling Thunder.  All outstanding Rolling Thunder Class A Shares and Rolling Thunder Class B Shares have been duly authorized and validly issued and are fully paid and non-assessable and all Rolling Thunder Class A Shares issuable upon exercise of outstanding Rolling Thunder Options, Rolling Thunder Agents' Options and Rolling Thunder Class B Shares in accordance with their terms will be duly authorized and validly issued, fully paid and non-assessable.

5.

No Material Adverse Change

Since incorporation, Rolling Thunder has not experienced any Material Adverse Change.

6.

No Undisclosed Material Liabilities

Except for liabilities and obligations: (i) incurred in the ordinary course of business and consistent with past practice; (ii) created pursuant to the terms of this Agreement; or (iii) as disclosed in writing to San Telmo, Rolling Thunder has not incurred any liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by generally accepted accounting principles to be reflected on a balance sheet of Rolling Thunder) that have constituted or would be reasonably likely to constitute a Material Adverse Change.

7.

Debt and Working Capital

As at the date hereof, Rolling Thunder's consolidated debt and working capital surplus are not, in the aggregate, less than $11,000,000.

8.

Impairment

Neither the entering into of this Agreement nor the consummation of the Arrangement will result in a Material Adverse Change.

9.

Broker

Rolling Thunder has not retained, nor will it retain, any financial advisor, broker, agent or finder and Rolling Thunder has not paid or agreed to pay any financial advisor, broker agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that Acumen Capital Finance Partners Limited has been retained as Rolling Thunder's financial advisor in connection with a fairness opinion provided to Rolling Thunder. Rolling Thunder has delivered to San Telmo either a true and complete copy of its agreement with such party or written advice as to its financial obligations to such party.

10.

Transaction Costs

Rolling Thunder has not incurred (and will not incur) any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission, financial advisory fees, legal fees, printing costs or other similar costs with respect to the transactions contemplated herein which shall exceed $350,000.

11.

Conduct of Business

Except as previously disclosed in writing to San Telmo, since June 30, 2005, Rolling Thunder has not: (i) amended its articles, by-laws or other governing documents, including the Rolling Thunder Governing Documents; (ii) made any change in its accounting principles and practices as previously applied, including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained; or (iii) declared, paid or set aside for payment any dividend or distribution of any kind in respect of any of its outstanding securities nor made any repayments of capital to Rolling Thunder Shareholders.  Since June 30, 2005 Rolling Thunder has conducted its business in all material respects in the ordinary course of business consistent with normal industry practice and has not taken any action that would be in violation of Rolling Thunder's ordinary and historical business practices, other than violations which would not have any Material Adverse Effect on Rolling Thunder or would materially affect Rolling Thunder's ability to consummate the transactions contemplated hereby.

12.

Financial Statements

(a)

Rolling Thunder's audited financial statements as at May 17, 2005 and for the period from March 24, 2004 to May 17, 2005 and its unaudited financial statements as at and for the three months ended June 30, 2005: (i) did not contain any untrue statement of a material fact or omit to state a material fact requested to be stated therein or necessary to make the statements therein, in light of the circumstance under which they were made, not misleading and complied in all material respects with all applicable Laws; and (ii) have been prepared in accordance with generally accepted accounting principles applicable in Canada ("GAAP") and fairly present, in accordance with GAAP, the financial position, results of operations and changes in financial position of Rolling Thunder as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

(b)

Rolling Thunder will deliver to San Telmo as soon as they become available true and complete copies of any reports or statements filed by it with Securities Authorities subsequent to the date hereof.  As of their respective dates, such reports and statements (excluding any information therein provided by San Telmo, as to which Rolling Thunder makes no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material respects with all applicable Laws.

(c)

Rolling Thunder will deliver to San Telmo as soon as they become available true and complete copies of any reports or statements filed by it with Securities Authorities subsequent to the date hereof.  As of their respective dates, such reports and statements (excluding any information therein provided by San Telmo, as to which Rolling Thunder makes no representation) to the extent that such reports or statements are required by applicable Laws, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material respects with all applicable Laws.  The financial statements of Rolling Thunder issued by Rolling Thunder or to be included in such reports and statements (excluding any information therein provided by San Telmo, as to which Rolling Thunder makes no representation) will be prepared in accordance with generally accepted accounting principles in Canada (except (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Rolling Thunder's independent accountants or (B) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and will present fairly the financial position, results of operations and changes in financial position of Rolling Thunder as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year end audit adjustments).

13.

Subsidiaries

Rolling Thunder does not have any subsidiaries.

14.

Dissent Rights

As of the date hereof, Rolling Thunder is not aware that any of the Rolling Thunder Securityholders are proposing to exercise Dissent Rights in connection with any of the transactions contemplated by this Agreement.

15.

Litigation

To the best of its knowledge (after due inquiry), there are no actions, suits, proceedings or investigations commenced, contemplated or threatened against or affecting Rolling Thunder at law or in equity, before or by any governmental department, commission, board, bureau, court, agency, arbitrator or instrumentality, domestic or foreign, of any kind, nor to the best of its knowledge (after due inquiry) are there any existing facts or conditions which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations, which in any case would prevent or hinder the consummation of the transactions contemplated by this Agreement or which can reasonably be expected to materially adversely affect the business, financial condition, operations, prospects, properties, assets or affairs of Rolling Thunder.

16.

Books and Records

The minute books of Rolling Thunder are, and will be at Closing, correct and contain the minutes of all meetings and all resolutions of the directors and shareholders thereof and there will be no unanimous shareholder agreements among the Rolling Thunder Shareholders.  The books of account and other records, whether of a financial or accounting nature or otherwise, of Rolling Thunder have been maintained in accordance with prudent business practices.

17.

Data and Information

To the knowledge of Rolling Thunder, the data and information in respect of Rolling Thunder and its assets, liabilities, business, operations and capital provided by Rolling Thunder to San Telmo was and is accurate and correct in all material respects as at the respective dates thereof and did not and do not now omit any data or information necessary to make any data or information provided not misleading in any material respects as at the respective dates thereof.

18.

Environmental

Except as disclosed to San Telmo in writing:

(a)

Rolling Thunder is not aware of, nor has received:

(i)

any order or directive which relates to environmental matters that would have any Material Adverse Effect on Rolling Thunder and which requires any material work, repairs, construction, or capital expenditures; or

(ii)

any demand or notice with respect to the material breach of any environmental, health or safety law applicable to Rolling Thunder or any of its business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants;

(b)

to the best of the knowledge of Rolling Thunder, all environmental and health and safety permits, licences, approvals, consents, certificates and other authorizations of any kind or nature ("Environmental Permits") necessary for the ownership, operation, development, maintenance, or use of any of its assets have been obtained and maintained in effect;

(c)

to the best of the knowledge of Rolling Thunder, Rolling Thunder, its assets and the ownership, operation, development, maintenance and use thereof are in material compliance with all applicable laws relating to the protection of the environment and employees and public health and safety ("Environmental Laws") and with all terms and conditions of all Environmental Permits, and all prior instances of non-compliance have been fully and finally resolved to the satisfaction of all governmental authorities with jurisdiction over such matters;

(d)

no investigations or complaints by any Governmental Entity with respect to any environmental matter pertaining to or affecting the business or the assets of Rolling Thunder is currently outstanding or threatened to the knowledge of Rolling Thunder;

(e)

all known spills or similar incidents pertaining to or affecting the business or the assets of Rolling Thunder have been reported to the appropriate Governmental Entity to the extent required by Environmental Laws; and

(f)

all waste disposal pertaining to or affecting the business or the assets of Rolling Thunder has been and is being conducted in accordance with all applicable Environmental Laws.

19.

Compliance with Law

Rolling Thunder has complied with and is in compliance with all laws and regulations except where such non-compliance would not, considered individually or in the aggregate, result in a Material Adverse Change in relation to Rolling Thunder or materially affect the ability of Rolling Thunder to consummate the transactions contemplated hereby, and is in compliance in all material respects with all Corporate Laws.

20.

Material Agreements

All agreements, permits, licences, approvals, certificates and other rights and authorizations material to the conduct of Rolling Thunder's business are valid and subsisting and Rolling Thunder is not in material default under any such agreements, permits, licences, approvals, certificates and other rights and authorizations.

21.

Employment Agreements

Particulars of the Officer Obligations and true and accurate copies of all written agreements between Rolling Thunder and any of its employees, officers, directors and consultants have been provided to San Telmo, and neither Rolling Thunder nor the Subsidiary is a party to any other written or verbal employment or consulting agreement which provides for payment to any officer, employee or consultant whatsoever by Rolling Thunder on a change of control of Rolling Thunder or severance of employment or a consulting arrangement, and Rolling Thunder agrees not to amend the terms and conditions of any of the foregoing without the prior written consent of San Telmo, acting reasonably.

22.

Employee Benefit Plans

Rolling Thunder does not have any employee benefit and/or bonus plans for the benefit of its employees.

23.

Tax Matters

(a)

All Returns required to be filed by or on behalf of Rolling Thunder have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects.  All Taxes shown to be payable on the Returns or on Assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Rolling Thunder with respect to items or periods covered by such Returns.

(b)

Rolling Thunder has provided adequate accruals in its financial statements for the period ended June 30, 2005 for Taxes in conformity with generally accepted accounting principles applicable in Canada.

(c)

Rolling Thunder has made available to San Telmo true and complete copies of: (i) relevant portions of income tax audit reports, statements of deficiencies and closing or other agreements received by Rolling Thunder or on behalf of Rolling Thunder relating to Taxes; and (ii) all material Returns for Rolling Thunder.

(d)

No material deficiencies exist or have been asserted with respect to Taxes or Returns of Rolling Thunder; Rolling Thunder is not a party to any material action or proceeding for Assessment or collection of Taxes, nor has such event been asserted or threatened against Rolling Thunder or any of its assets; no waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Rolling Thunder; and the Returns of Rolling Thunder have not been audited by a Taxation Authority within the last three years, nor is any such audit in process, pending or threatened.

(e)

Rolling Thunder has provided adequate accruals in its financial statements for the period ended June 30, 2005 (or, in either case, such amounts are fully funded) for all pension or other employee benefit obligations of Rolling Thunder arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Rolling Thunder.

(f)

There are no outstanding Assessments, and no officer or director of Rolling Thunder is aware of any threatened or potential Assessment against Rolling Thunder.

(g)

Rolling Thunder is not a non-resident of Canada, for the purposes of the Tax Act.

(h)

There has been no acquisition of control, for the purposes of the Tax Act, of Rolling Thunder since incorporation.

(i)

Since June 30, 2005 and prior to Closing, Rolling Thunder has not undertaken any material transactions with any person with whom Rolling Thunder did not deal at arm's length, for the purposes of the Tax Act, that would reduce the aggregate UCC of all classes of Depreciable Property of Rolling Thunder.

(j)

Rolling Thunder has never been required to file any Returns with, or been liable to pay any Taxes to, any Taxation Authority outside Canada.

(k)

Since June 30, 2005, Rolling Thunder has not disposed of any Depreciable Property for actual or deemed proceeds of a material amount.

(l)

Except with respect to approximately $9,000,000 of CDE and/or CEE, Rolling Thunder does not have any outstanding obligations to incur and/or renounce any CEE or CDE to any purchaser of the shares of Rolling Thunder ("Flow-Through Obligations"), and in respect of Flow-Through Obligations that have been disclosed to San Telmo, Rolling Thunder has filed, on a timely basis, all documents required to be filed under the Tax Act and it is reasonable to expect that Rolling Thunder has sufficient funds on hand to incur and will be able to incur sufficient CEE and/or CDE within the time required by the Flow-Through Obligations and to make the necessary renunciations as required by the Tax Act on a timely basis.

(m)

Rolling Thunder has withheld as required by law and duly remitted on a timely basis all Taxes, withholdings, deductions, levies or other amounts which it is required to withhold or remit, including remittances with respect to income tax, withholding tax, the goods and services tax, harmonized sales tax and employee source deductions.  All installments on account of Taxes due and payable have been paid by Rolling Thunder.

24.

Reporting Issuer Status and Principal Business Corporation

Rolling Thunder is a "reporting issuer" in material compliance with all applicable securities laws of British Columbia, Alberta and Ontario and the Rolling Thunder Class A Shares and Rolling Thunder Class B Shares are only listed on the TSX Venture Exchange.  Rolling Thunder is a "principal business corporation" as defined in subsection 66(15) of the Income Tax Act (Canada).

25.

Insurance

Policies of insurance in force as of the date hereof naming Rolling Thunder as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Rolling Thunder.  All such policies of insurance shall remain in force and effect and shall not be canceled or otherwise terminated as a result of the transactions contemplated hereby.

26.

Property

To the knowledge of Rolling Thunder, all leases, licenses, permits and other rights to exploit crude oil and natural gas pursuant to which Rolling Thunder (whether as lessee or lessor) is a party are in good standing, valid and effective and there is not, under such leases, any existing or prospective default or event of default or event which, with notice or lapse of time or both, would constitute a default by Rolling Thunder which, individually or in aggregate, would have a Material Adverse Effect on Rolling Thunder and in respect to which San Telmo has not taken adequate steps to prevent such default from occurring.

27.

Disclosure

Rolling Thunder has disclosed to San Telmo in writing any information regarding any event, circumstance or action taken or failed to be taken which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Rolling Thunder or materially and adversely affects the ability of Rolling Thunder to consummate the transactions contemplated hereby.

28.

Sufficient Cash

Rolling Thunder has made arrangements such that it will have available cash sufficient to pay the cash component of the Per Security Consideration pursuant to the Plan of Arrangement and will advance such cash consideration to the Depositary prior to the Effective Date.

29.

Average Sales

The average sales volumes for Rolling Thunder since incorporation for oil and natural gas liquids is nil boe/d and for natural gas is nil mmcfd.

30.

Commitments

Rolling Thunder has no outstanding commitments to make capital expenditures in respect of Rolling Thunder properties and assets, other than those (a) disclosed in Appendix "I" (b) which arose in the normal course of business, or (c) which have been otherwise agreed to with San Telmo.

APPENDIX "I" TO SCHEDULE "D"

ROLLING THUNDER COMMITMENTS

INTENTIONALLY REDACTED

SCHEDULE E

REPRESENTATIONS AND WARRANTIES OF SAN TELMO

As of the date hereof, San Telmo hereby represents and warrants to Rolling Thunder as follows and acknowledges that Rolling Thunder is relying upon these representations and warranties in connection with the entering into of this Agreement:

1.

Organization and Qualification

Each of San Telmo and San Telmo Energy Inc. (the "Subsidiary") is a corporation duly incorporated and organized and validly existing under the laws of British Columbia and Alberta, respectively, and each of San Telmo and the Subsidiary has the requisite corporate power and authority to own or lease its property and assets and to carry on its business as it is now being conducted.  Each of San Telmo and the Subsidiary is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on San Telmo and the Subsidiary (taken as a whole).

2.

Authority Relative to this Agreement

San Telmo has the requisite corporate authority to enter into this Agreement and to perform and carry out its obligations hereunder.  The execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly authorized by San Telmo's board of directors, and no other corporate proceedings on the part of San Telmo are necessary to authorize this Agreement and the transactions contemplated hereby.  This Agreement has been duly executed and delivered by San Telmo and constitutes a legal, valid and binding obligation of San Telmo enforceable against San Telmo in accordance with its terms, subject to: (i) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity; and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

3.

No Violations

(a)

Except as previously disclosed in writing to Rolling Thunder, neither the execution and delivery of this Agreement by San Telmo, the completion of the transactions contemplated hereby nor the fulfillment and compliance by San Telmo with any of the terms and provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent (other than the consent of its commercial banker), approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of San Telmo or the Subsidiary under, any of the terms, conditions or provisions of (x) the San Telmo Governing Documents or the articles or bylaws of the Subsidiary, or (y) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which San Telmo or the Subsidiary is a party or to which it, the Subsidiary, or any of their properties or assets, may be subject or by which San Telmo or the Subsidiary is bound; or (ii) subject to compliance with the statutes and regulations referred to in Section 3(b), violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to San Telmo or the Subsidiary (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on San Telmo and the Subsidiary (taken as a whole) or on the ability of San Telmo to consummate the transactions contemplated hereby).

(b)

Except as previously disclosed in writing to Rolling Thunder, other than in connection with or in compliance with the provisions of Securities Laws, the rules of the TSX Venture Exchange and any pre-merger notification statutes: (i) there is no legal impediment to San Telmo's consummation of the transactions contemplated by this Agreement or any agreements contemplated hereunder; and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by San Telmo in connection with the consummation of the transactions contemplated hereby, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on the ability of San Telmo to consummate the transactions contemplated hereby.

4.

Capitalization

The authorized share capital of San Telmo consists of 300,000,000 San Telmo Shares, of which 44,768,502 San Telmo Shares are issued and outstanding.  As of the date hereof, 3,700,000 San Telmo Shares are issuable pursuant to the exercise of outstanding San Telmo Options and 1,833,262 San Telmo Shares are issuable pursuant to San Telmo Warrants.  The authorized capital of the Subsidiary consists of an unlimited number of common shares and an unlimited number of preferred shares, of which 921,213 common shares are issued and outstanding, all of which are held by San Telmo, and no preferred shares are issued and outstanding.

Except as set forth above, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by San Telmo of any securities of San Telmo or the Subsidiary (including the San Telmo Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of San Telmo or the Subsidiary (including the San Telmo Shares), nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of San Telmo or the Subsidiary.  All outstanding San Telmo Shares have been duly authorized and validly issued, are fully paid and non-assessable and all San Telmo Shares issuable upon exercise of outstanding San Telmo Options in accordance with their respective terms will be duly authorized and validly issued, fully paid and non-assessable.

5.

No Material Adverse Change

Since April 30, 2005, neither San Telmo nor the Subsidiary has experienced any Material Adverse Change.

6.

No Undisclosed Material Liabilities

Except for liabilities and obligations: (i) incurred in the ordinary course of business and consistent with past practice; (ii) created pursuant to the terms of this Agreement; or (iii) disclosed in writing to Rolling Thunder, neither San Telmo nor the Subsidiary has incurred any liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by generally accepted accounting principles to be reflected on a balance sheet of San Telmo) that have constituted or would be reasonably likely to constitute a Material Adverse Change.

7.

Debt and Working Capital

As at the date hereof, San Telmo's consolidated debt and its working capital deficiency do not, in the aggregate, exceed $3,000,000.

8.

Impairment

Neither the entering into of this Agreement nor the consummation of the Arrangement will result in a Material Adverse Change.

9.

Broker

San Telmo has not retained, nor will it retain, any financial advisor, broker, agent or finder and San Telmo has not paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that Sayer Securities Limited has been retained as San Telmo's financial advisor in connection with the fairness opinion provided to San Telmo.  San Telmo has delivered to Rolling Thunder either a true and complete copy of its agreement with such party or written advice as to its financial obligations to such party.

10.

Transaction Costs

San Telmo has not incurred (and will not incur) any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission, financial advisory fees, legal fees, printing costs or other similar costs with respect to the transactions contemplated hereby which shall exceed $350,000.

11.

Conduct of Business

Except as disclosed to Rolling Thunder in writing, since April 30, 2005, neither San Telmo nor the Subsidiary has: (i) amended its articles, by-laws or other governing documents, including the San Telmo Governing Documents; (ii) made any change in its accounting principles and practices as previously applied, including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained; or (iii) declared, paid or set aside for payment any dividend or distribution of any kind in respect of any of its outstanding securities nor made any repayments of capital to San Telmo Shareholders.  Since April 30, 2005, each of San Telmo and the Subsidiary has conducted its business in all material respects in the ordinary course of business consistent with normal industry practice and has not taken any action that would be in violation of San Telmo's ordinary and historical business practices, other than violations which would not have any Material Adverse Effect on San Telmo and the Subsidiary (taken as a whole) or would materially affect San Telmo's ability to consummate the transactions contemplated hereby.

12.

Reports and Financial Statements

(a)

San Telmo's: (i) Information Circular dated August 22, 2005 relating to the annual and extraordinary general meeting of shareholders to be held October 17, 2005; (ii) audited financial statements and related management's discussion and analysis as at and for the years ended April 30, 2005 and 2004; and (iii) unaudited interim financial statements and related management's discussion and analysis as at and for the three months ended July 31, 2005, each as of their respective dates, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and complied in all material respects with all applicable Laws.

(b)

San Telmo's audited financial statements as at and for the years ended April 30, 2005 and 2004 and its unaudited financial statements as at and for the three months ended July 31, 2005 have been prepared in accordance with generally accepted accounting principles applicable in Canada ("GAAP") on a consistent basis with prior periods and fairly present, in accordance with GAAP, the consolidated financial position, results of operations and changes in financial position of San Telmo as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

(c)

San Telmo will deliver to Rolling Thunder as soon as they become available true and complete copies of any reports or statements filed by it with Securities Authorities subsequent to the date hereof.  As of their respective dates, such reports and statements (excluding any information therein provided by Rolling Thunder, as to which San Telmo makes no representation) to the extent that such reports or statements are required by applicable Laws, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material respects with all applicable Laws.  The financial statements of San Telmo issued by San Telmo or to be included in such reports and statements (excluding any information therein provided by Rolling Thunder, as to which San Telmo makes no representation) will be prepared in accordance with GAAP (except (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of San Telmo's independent accountants or (B) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and will present fairly the financial position, results of operations and changes in financial position of San Telmo as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year end audit adjustments).

13.

Reserves

San Telmo has made available to AJM prior to the issuance of the AJM Report, for the purposes of preparing such report, all information requested by AJM which information did not contain any material misrepresentation at the time such information was so provided.  Other than as disclosed to Rolling Thunder in writing, San Telmo has no knowledge of any change in any reserves information provided to AJM since the date that such information was so provided which would result in any Material Adverse Change to the quantity or pre-tax present worth value of estimated future net revenue values of San Telmo or the Subsidiary as set out in the AJM Report.  San Telmo believes that the AJM Report reasonably presents the quantity and pre-tax present worth value of estimated future net revenue values of oil and natural gas reserves of San Telmo and the Subsidiary as at the effective date thereof in respect of reserves information therein based upon information available in respect of such reserves at the time such report was prepared and the price assumptions contained therein.  San Telmo has not requested AJM to evaluate any of San Telmo's or the Subsidiary's reserves subsequent to the effective date of the AJM Report.

San Telmo is not aware of any pending or threatened action, suit, proceeding or inquiry which, in aggregate, could have a Material Adverse Effect on: (i) the quantity and pre-tax present value of estimated future net revenue values of oil and natural gas reserves of San Telmo or the Subsidiary as shown in the AJM Report; (ii) the current production of San Telmo or the Subsidiary; or (iii) the current cash flow of San Telmo or the Subsidiary;

14.

Average Sales

The average sales volumes for San Telmo from April 30, 2005 to September 30, 2005 for oil and natural gas liquids is 75 boe/d and for natural gas, is 2,250 mmcf/d.

15.

Subsidiaries

Except for San Telmo Energy Inc., a wholly-owned subsidiary of San Telmo, San Telmo does not have any subsidiaries.

16.

Dissent Rights

As of the date hereof, San Telmo is not aware that any of the San Telmo Securityholders are proposing to exercise Dissent Rights in connection with any of the transactions contemplated by this Agreement.

17.

Litigation

Except as disclosed in writing to Rolling Thunder, to the best of its knowledge (after due inquiry), there are no actions, suits, proceedings or investigations commenced, contemplated or threatened against or affecting San Telmo, at law or in equity, before or by any governmental department, commission, board, bureau, court, agency, arbitrator or instrumentality, domestic, or foreign, of any kind, nor to the best of its knowledge (after due inquiry) are there any existing facts or conditions which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations, which in any case would prevent or hinder the consummation of the transactions contemplated by this Agreement or which can reasonably be expected to materially adversely affect the business, financial condition, operations, prospects, properties, assets or affairs of San Telmo and the Subsidiary (taken as a whole).

18.

Books and Records

The minute books of San Telmo and the Subsidiary are and will be at Closing correct and contain the minutes of all meetings and all resolutions of the directors and shareholders thereof and there will be no unanimous shareholder agreements among the San Telmo Shareholders.  The books of account and other records, whether of a financial or accounting nature or otherwise, of San Telmo and the Subsidiary have been maintained in accordance with prudent business practices.

19.

Data and Information

To the knowledge of San Telmo, the data and information in respect of San Telmo, the Subsidiary and their respective assets, liabilities, business, operations and capital provided by San Telmo to Rolling Thunder was and is accurate and correct in all material respects as at the respective dates thereof and did not and do not now omit any data or information necessary to make any data or information provided not misleading in any material respects as at the respective dates thereof.

20.

Environmental

Except as disclosed to Rolling Thunder in writing:

(a)

San Telmo is not aware of, nor has received:

(i)

any order or directive which relates to environmental matters that would have any Material Adverse Effect on San Telmo and the Subsidiary (taken as a whole) and which requires any material work, repairs, construction, or capital expenditures; or

(ii)

any demand or notice with respect to the material breach of any environmental, health or safety law applicable to either of San Telmo or the Subsidiary or any of their business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants;

(b)

to the best of the knowledge of San Telmo, all environmental and health and safety permits, licences, approvals, consents, certificates and other authorizations of any kind or nature ("Environmental Permits") necessary for the ownership, operation, development, maintenance, or use of any of its assets have been obtained and maintained in effect;

(c)

to the best of the knowledge of San Telmo, San Telmo, the Subsidiary, their respective assets and the ownership, operation, development, maintenance and use thereof are in material compliance with all applicable laws relating to the protection of the environment and employees and public health and safety ("Environmental Laws") and with all terms and conditions of all Environmental Permits, and all prior instances of non-compliance have been fully and finally resolved to the satisfaction of all governmental authorities with jurisdiction over such matters;

(d)

no investigations or complaints by any Governmental Entity with respect to any environmental matter pertaining to or affecting the business or the assets of San Telmo or the Subsidiary is currently outstanding or threatened to the knowledge of San Telmo;

(e)

all known spills or similar incidents pertaining to or affecting the business or the assets of San Telmo or the Subsidiary have been reported to the appropriate Governmental Entity to the extent required by Environmental Laws; and

(f)

all waste disposal pertaining to or affecting the business or the assets of San Telmo or the Subsidiary has been and is being conducted in accordance with all applicable Environmental Laws.

21.

Compliance with Law

Each of San Telmo and the Subsidiary has complied with and is in compliance with all laws and regulations except where such non-compliance would not, considered individually or in the aggregate, result in a Material Adverse Change in relation to San Telmo and the Subsidiary (taken as a whole) or materially affect the ability of San Telmo to consummate the transactions contemplated hereby, and is in compliance in all material respects with all Corporate Laws.

22.

Material Agreements

All agreements, permits, licences, approvals, certificates and other rights and authorizations material to the conduct of the business of San Telmo and the Subsidiary are valid and subsisting and neither San Telmo nor the Subsidiary is in default under any such agreements, permits, licences, approvals, certificates and other rights and authorizations.

23.

Employment Agreements

Particulars of the Officer Obligations and true and accurate copies of all written agreements between San Telmo and any of its employees, officers, directors and consultants have been provided to Rolling Thunder, and neither San Telmo nor the Subsidiary is a party to any other written or verbal employment or consulting agreement which provides for payment to any officer, employee or consultant whatsoever by San Telmo on a change of control of San Telmo or severance of employment or a consulting arrangement, and San Telmo agrees not to amend the terms and conditions of any of the foregoing without the prior written consent of Rolling Thunder, acting reasonably.

24.

Employee Benefit Plans

San Telmo does not have any employee benefit and/or bonus plans for the benefit of its employees.

25.

Tax Matters

(a)

Except as previously disclosed to Rolling Thunder, all Returns required to be filed by or on behalf of San Telmo or the Subsidiary have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects.  All Taxes shown to be payable on the Returns or on Assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by San Telmo or the Subsidiary with respect to items or periods covered by such Returns.

(b)

Each of San Telmo and the Subsidiary has paid or provided adequate accruals in its financial statements for the year ended dated April 30, 2005 for Taxes in conformity with generally accepted accounting principles applicable in Canada.

(c)

For the years ended April 30, 2005, 2004 and 2003, San Telmo has made available to Rolling Thunder true and complete copies of: (i) relevant portions of income tax audit reports, statements of deficiencies, closing or other agreements received by San Telmo or the Subsidiary or on behalf of San Telmo or the Subsidiary relating to Taxes; and (ii) all material Returns for San Telmo and the Subsidiary.

(d)

No material deficiencies exist or have been asserted with respect to Taxes or Returns of San Telmo or the Subsidiary; neither San Telmo nor the Subsidiary is a party to any material action or proceeding for Assessment or collection of Taxes, nor has such event been asserted or threatened against San Telmo, the Subsidiary or any of their assets; no waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of San Telmo or the Subsidiary; and the Returns of San Telmo or the Subsidiary have not been audited by a Taxation Authority within the last three years, nor is any such audit in process, pending or threatened, except as previously disclosed to Rolling Thunder.

(e)

San Telmo has provided adequate accruals in its financial statements for the year ended April 30, 2005 (or, in either case, such amounts are fully funded) for all pension or other employee benefit obligations of San Telmo arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on San Telmo,

(f)

There are no outstanding Assessments, and no officer or director of San Telmo or the Subsidiary is aware of any threatened or potential Assessment against San Telmo or the Subsidiary.

(g)

Neither San Telmo nor the Subsidiary is a non-resident of Canada, for the purposes of the Tax Act.

(h)

There has been no acquisition of control, for the purposes of the Tax Act, of San Telmo or the Subsidiary prior to the date hereof and within the last six taxation years of San Telmo or the Subsidiary.

(i)

Since April 30, 2005 and prior to Closing, neither San Telmo nor the Subsidiary has undertaken any material transactions with any person with whom San Telmo or the Subsidiary did not deal at arm's length, for the purposes of the Tax Act, that would reduce the aggregate UCC of all classes of Depreciable Property of San Telmo or the Subsidiary.

(j)

Neither San Telmo nor the Subsidiary has ever been required to file any Returns with, or been liable to pay any Taxes to, any Taxation Authority outside Canada.

(k)

Since April 30, 2005, neither San Telmo nor the Subsidiary has disposed of any Depreciable Property for actual or deemed proceeds of a material amount.

(l)

Except as previously disclosed to Rolling Thunder, San Telmo does not have any outstanding obligations to incur and/or renounce any CEE or CDE to any purchaser of the shares of San Telmo that have not yet been fully expended and renounced and reflected in the audited financial statements of San Telmo.

(m)

The UCC of each class of Depreciable Property of San Telmo and the Subsidiary at April 30, 2005 was not less than the following amounts, after taking into account the deductions which were claimed by San Telmo and the Subsidiary, pursuant to paragraph 20(1)(a) of the Tax Act, in its taxation year which ended on April 30, 2005:

	San Telmo	Subsidiary
Class 10	$6,000	$49,000
Class 41	Nil	$2,800,000

(n)

The CDE, CEE, COGPE and FEDE of San Telmo and the Subsidiary as at April 30, 2005 were not less than the following:

	San Telmo	Subsidiary
CDE	$60,000	$300,000
CEE	$200,000	$3,000,000
COGPE	Nil	$900,000
FEDE	$100,000	Nil

(o)

The non-capital loss carry forwards of San Telmo and the Subsidiary as at April 30, 2005 were not less than $3,400,000 for San Telmo and nil for the Subsidiary.

(p)

San Telmo and the Subsidiary have withheld as required by law and duly remitted on a timely basis all Taxes, withholdings, deductions, levies or other amounts which it is required to withhold or remit, including remittances with respect to income tax, withholding tax, the goods and services tax, harmonized sales tax and employee source deductions.  All installments on account of Taxes due and payable have been paid by San Telmo and the Subsidiary.

26.

Reporting Issuer Status and Principal Business Corporation

San Telmo is a "reporting issuer" in material compliance with all applicable securities laws of British Columbia and Alberta and the San Telmo Shares are only listed on the TSX Venture Exchange and the NASDAQ over-the-counter bulletin board.  San Telmo is a "principal business corporation" as defined in subsection 66(15) of the Income Tax Act (Canada).

27.

Insurance

Policies of insurance in force as of the date hereof naming San Telmo as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of San Telmo.  All such policies of insurance shall remain in force and effect and shall not be canceled or otherwise terminated as a result of the transactions contemplated hereby.

28.

Property

To the knowledge of San Telmo, all leases, licenses, permits and other rights to exploit crude oil and natural gas pursuant to which San Telmo or the Subsidiary (whether as lessee or lessor) is a party are in good standing, valid and effective and there is not, under such leases, any existing or prospective default or event of default or event which, with notice or lapse of time or both, would constitute a default by San Telmo or the Subsidiary which, individually or in aggregate, would have a Material Adverse Effect on San Telmo and the Subsidiary (taken as a whole) and in respect to which San Telmo has not taken adequate steps to prevent such default from occurring.

29.

Disclosure

San Telmo has disclosed to Rolling Thunder in writing any information regarding any event, circumstance or action taken or failed to be taken which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on San Telmo and the Subsidiary (taken as a whole) or materially and adversely affects the ability of San Telmo to consummate the transactions contemplated hereby.

30.

Commitments

San Telmo has no outstanding commitments to make capital expenditures in respect of San Telmo properties and assets, other than those: (a) disclosed in Appendix "I"; (b) which arose in the normal course of business; or (c) which have been otherwise agreed to with Rolling Thunder.

APPENDIX "I" TO SCHEDULE "E"

SAN TELMO COMMITMENTS

INTENTIONALLY REDACTED